As confidentially submitted to the Securities and Exchange Commission on April 28, 2021

Registration No. 333-________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Applied uv, inc.

(Exact name of registrant as specified in its charter)

Delaware	3648	84-4373308
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

 150 N. Macquesten Parkway

Mount Vernon, NY 10550

(914) 665-6100

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Keyoumars Saeed

Chief Executive Officer

Applied UV, Inc.

150 N. Macquesten Parkway

Mount Vernon, NY 10550

(914) 665-6100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross D. Carmel, Esq.
Jeffrey P. Wofford, Esq.	Michael F. Nertney, Esq.
Carmel, Milazzo & Feil LLP	Ellenoff Grossman & Schole LLP
55 West 39th Street, 18th Floor	1345 Avenue of the Americas
New York, New York 10018	New York, New York 10105
Telephone: (212) 658-0458	Telephone: (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

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 CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
[*]% Series A Cumulative Perpetual Preferred Stock, $0.001 par value per share	$—	$—
Common Stock underlying [*]% Series A Cumulative Perpetual Preferred Stock (3)	$—	$—

(1)	Includes up to $ of [*]% Series A Cumulative Perpetual Preferred Stock to be sold upon exercise of the underwriter’s option to purchase additional shares at the public offering price less the underwriter’s discount.
(2)	Calculated pursuant to Rule 457(o) based on the proposed maximum aggregate offering price.
(3)	No separate fee is required pursuant to Rule 457(i).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 28, 2021

PRELIMINARY PROSPECTUS

Applied UV, Inc.

Shares

of

[*] Series A Cumulative Perpetual Preferred Stock

Applied UV, Inc. is offering  shares of its [*]% Series A Cumulative Perpetual Preferred Stock (“Series A Perpetual Preferred Stock”) at an offering price of $25.00 per share. There is no minimum on the number of shares of Series A Perpetual Preferred Stock that may be purchased in this offering.

Dividends on the Series A Perpetual Preferred Stock will accrue daily and will be cumulative from, and including, the first day of the month of the date of issue, and will be payable quarterly in arrears on the 15th day of each March, June, September and December and if such date is not a business day, then payable on the immediately following business day, commencing on [*], 2021 when, as and if declared by our board of directors. Dividends will be payable out of amounts legally available therefor at a rate equal to [*]% per annum per $25.00 of stated liquidation preference per share, or $[*] per share of the Series A Perpetual Preferred Stock per year.

Commencing on [*], 2022, we may redeem, at our option, the Series A Perpetual Preferred Stock, in whole or in part, at a cash redemption price equal to $27.50 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date; provided that after [*], 2026 the cash redemption price decreases to $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date. The Series A Perpetual Preferred Stock has no stated maturity, will not be subject to any sinking fund for redemption or other mandatory redemption.

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Holders of the Series A Perpetual Preferred Stock will generally have no voting rights except in certain circumstances related to the issuance of capital stock ranking senior or pari pasu to the Series A Perpetual Preferred Stock and as required under Delaware law. See “Description of the Series A Perpetual Preferred Stock—Voting Rights.”

We will apply to have our Series A Perpetual Preferred Stock listed on the Nasdaq Capital Market under the symbol “AUVIP” and such listing is a condition to the closing of this offering.

The offering of the Series A Perpetual Preferred Stock will be conducted by the underwriter on a firm commitment basis.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page [*] of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$25.00	$
Underwriting discount (1)(2)	$2.00	$
Proceeds, before expenses, to us	$23.00	$

(1)	Represents underwriting discount and commissions equal to 8.0% per share (or $2.00 per share), which are fees we have agreed to pay on all investors in this offering introduced by the underwriters.

(2)	Does not include a management fee equal to 1.0% of the total gross proceeds from the offering and accountable expenses up to $105,000 payable to Ladenburg Thalmann & Co. Inc., as representative of the underwriters. See “Underwriting” beginning on page [*] of this prospectus for additional information regarding underwriter compensation.

Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, underwriter’s discount and commissions and net proceeds to us, if any, in this offering are presently not determinable and may be substantially less than the maximum offering amount set forth in this prospectus.

We have granted the representative an option, exercisable for 45 days from the date of this prospectus, to place up to an additional shares of the Series A Perpetual Preferred Stock on the same terms as the other shares being placed by the underwriter.

The underwriter expects to deliver the shares against payment on ____, 2021

Ladenburg Thalmann

The date of this prospectus is ____, 2021

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Table of Contents

ABOUT THIS PROSPECTUS	5
PROSPECTUS SUMMARY	6
SUMMARY OF THE OFFERING	12
RISK FACTORS	15
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	41
USE OF PROCEEDS	41
CAPITALIZATION	42
DESCRIPTION OF SECURITIES	43
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	49
UNDERWRITING	55
LEGAL MATTERS	58
EXPERTS	58
WHERE YOU CAN FIND MORE INFORMATION	58
INDEX TO FINANCIAL STATEMENTS
INCORPORATION OF DOCUMENTS BY REFERENCE	58

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the underwriter, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriter take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information contained in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Series A Perpetual Preferred Stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our Series A Perpetual Preferred Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

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ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

•	all references to the “Company,” the “registrant,” “AUVI,” “we,” “our,” or “us” in this prospectus mean Applied UV, Inc.;

•	all common share and per common share information in this prospectus gives effect to a 1 for 5 reverse stock split of our Common Stock, which became effective as of June 17, 2020, and all information regarding our Series X Preferred Stock, $0.0001 par value per share (“Super Voting Preferred Stock”) and per preferred share information in this prospectus gives effect to a 1 for 5 reverse stock split of our Super Voting Preferred Stock, which became effective as of June 23, 2020,

•	“year” or “fiscal year” mean the year ending December 31st; and

•	all dollar or $ references when used in this prospectus refer to United States dollars;

The industry and market data and other statistical information, if any, contained in this prospectus are based on our own estimates, independent publications, government publications, reports by market research firms or other published independent sources, and, in each case, are believed by us to be reasonable estimates. Although we believe these sources are reliable, we have not independently verified the information.

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PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of our business and our securities. The reader should read the entire prospectus carefully, especially the risks of investing in our Series A Perpetual Preferred Stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary” and “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

As used in this prospectus, all references to “capital stock,” “Common Stock,” “Shares,” “preferred stock,” “Series A Perpetual Preferred Stock,” “stockholders,” “shareholders” applies only to Applied UV, Inc. and “we,” “our,” “us,” the “Company,” the “registrant,” or “Applied UV” refer to Applied UV, Inc., a Delaware corporation and its subsidiaries, which currently consist of SteriLumen, Inc., a New York corporation (“SteriLumen”) and Munn Works, LLC, a New York limited liability company (“MunnWorks”).

About our Company

Applied UV is focused on the development, acquisition and commercialization of technology that address air purification and infection control in the healthcare, hospitality, commercial, municipal and residential markets. The Company offers science-based solutions and products in air purification under the Airocide brand and label and disinfection of hard surfaces under the Lumicide brand and label. MunnWorks, our subsidiary focused on the hospitality market, manufactures and supplies fine decorative framed mirrors, framed art, and vanities. MunnWorks provides us cross-selling opportunities for our Airocide and Lumicide products. Applied UV is a holding company. Our current operating companies are SteriLumen and MunnWorks.

Air Purification Solutions: Airocide Air Purification

On February 8, 2021 we acquired substantially all of the assets of Akida Holdings LLC (“Akida”), which owned the Airocide™ system of air purification technologies for $7.8 million, consisting of $901,274.96 in cash and 1.375 million shares of our Common Stock (the “Acquisition”). Akida’s revenue for the full calendar year of 2020 was approximately $4.7 million with EBITDA of approximately $921,000. Prior to the Acquisition, Akida granted KES Science & Technology, Inc. (“KES”) a non-exclusive irrevocable royalty free license (the “KES License”) to manufacture and sell products based on Airocide technology in the United States and Canada for use in the commercial food preservation and preparation market, the cannabis/hemp market or with certain limitations, sold to Sub-Zero Refrigerators. KES also manufactures, distributes and provides technical support for our Airocide products pursuant to certain service agreements (the “KES Service Agreements”).

The Airocide™ system of air purification technologies, originally developed by the National Aeronatuics and Space Administration (“NASA”) with assistance from the University of Wisconsin at Madison, uses a combination of UVC and a proprietary, titanium dioxide based photocatalyst to eliminate airborne bacteria, mold, fungi, viruses, volatile organic compounds and many odors. We believe Airocide™ can provide solutions to accelerate the reopening of the global economy with applications in the hospitality, hotel, healthcare, nursing homes, grocer, wine, commercial buildings and retail sectors. The Airocide™ system has been used by brands such as NASA and in March 2021 the Boston Red Sox agreed with SteriLumen to install an Airocide system at Fenway Park and JetBlue Park.

The core technology is in use on the International Space Station and is based on photo-catalytic oxidation (PCO see figure 1 below), a bioconversion process that continuously converts damaging molds, microorganisms, dangerous pathogens, destructive volatile organic chemicals (VOCs) and biological gasses into harmless water vapor.

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Figure 1

Unlike other air purification systems that provide “active” air cleaning, ozone producing systems, ionization or “photo-electrochemical oxidation” Airocide’s nanocoating technology permanently bonds titanium dioxide to the surface of the catalytic bed. This permits the perpetual generation of surface-bound (OH-) radicals over the large surface area created by their advanced geometric design and prevents the generation and release of ozone and other harmful byproducts. The proprietary formulation and methods for creating the catalyst are the basis of Airocide’s competitive advantage, making it the only consistently robust, highly effective, ozone free PCO technology on the market.

Airocide has been tested over the past 12 years by governmental agencies such as NASA, the National Renewable Energy Laboratory independent universities including the University of Wisconsin, Texas Tech University and Texas A&M and air quality science laboratories. Airocide technology has been cleared by the FDA as a class II medical device, making it suitable for providing medical grade air purification in critical hospital use cases. Airocide® product lines include: APS (consumer units) and the GCS and HD lines (commercial units) and will enable the commercial units with Sterilumen’s Clarity D3™ app to bring connectivity, reporting and asset management to our air purification products.

The APS series provides true choice, low maintenance filter less PCO or a filtered air purification option ideal for restaurants, conference rooms, residential and small business or home office spaces. The GCS series is suitable for larger public spaces and enclosed rooms that may have high occupancy such as offices, waiting rooms and hotel lobbies, airport gate areas. The HD series is the most powerful, providing two-stage purification for fast sanitization of larger or industrial spaces such as sporting venues and locker rooms, airports, museums, winery cellars, warehouses and food-processing facilities. All Airocide products also extend the life of any perishables, like fruit, produce or flowers.

Sample Airocide consumer unit	Sample Airocide commercial units

Market Opportunity

Our goal is to build a company that successfully designs, develops and markets our platform for Data Driven Disinfection which will enable US and global economies to re-open and provide safe environments during and following the pandemic. Our platform will also be positioned to help decrease the national rate of HAIs. We will seek to achieve this goal by having our products actively involved in the following activities:

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•   Focus on large facilities in hospitality and sporting venues: this market segment has strong incentives to invest in additional disinfection to ensure guests and patrons return and increase sales to pre-pandemic levels hotels, wishing to make disinfection, safety, and cleanliness part of their branded experience can benefit from our solutions and products. In addition to existing and developing Airocide and Lumicide specific sales efforts, we intend to leverage the Company’s hospitality business for cross-selling opportunities of our air purification and surface disinfectant solutions and products. Our initial research indicates that the key stakeholders in this market value the asset management and reporting capabilities of our platform and provide key points of differentiation.

•   Secondary focus on healthcare facilities outside of the hospital market: (i) Target infection prevention professionals in healthcare facilities including assisted living and long-term care, clinics and ambulatory surgical centers.; (ii) Identify and target facilities that have been fined for high infection rates.

•   Leverage relationships with Environmental Health and Safety organizations who are responsible for employee safety.

•   Continue scientific validation: through lab testing and data from real world deployments; publish case studies in peer reviewed journals.

•   Leverage an outsourced supply chain: Leverage an outsourced supply chain for production and warehousing.

Beyond healthcare facilities, we are prioritizing our opportunities in additional market segments:

Airplane and Cruise Line Bathrooms. Because of the close quarters inside most airplane cabins, pathogens can easily be spread amongst passengers, especially on long flights where airplane bathrooms have more use and may not be cleaned before flight’s end. Our Data Driven Disinfection platform could provide an important means for disinfecting airplane bathrooms, keeping track of cleanliness during flights, and decreasing the spread of germs in the airplane cabin.

Schools. Schools and education authorities pay very close attention to disinfection to prevent the spread of influenza as well as other contagious threats. The CDC maintains guidelines for disinfection of schools and many other organizations also advise schools on proper disinfection protocol. Our disinfection systems could find a receptive audience among school facilities managers looking for new solutions that can assist in safely returning students to classrooms during the pandemic and post Covid-19.

Restaurants. Given the need to prevent foodborne illness, restaurants are constantly urging staff to wash their hands and are required by public health authorities to keep their premises as clean and germ-free as possible. There is an opportunity to become part of upscale restaurants’ strategy to demonstrate dedication and commitment to customers and health department to reduce the spread of infections within their establishment.

Homes. Our Airocide brands have a strong foothold in the consumer marketplace and we will expand digital marketing activities to gain greater market share.

Surface Disinfection Solutions: Lumicide

The Company’s Lumicide brand of products are unique, patented, and automated disinfecting systems that rely on LEDs in the “C” range of the ultraviolet spectrum (UVC). Lumicide offers configurable options for placement of the UVC LEDs in a wide variety of fixtures including but not limited to vanities, restrooms, above desks or along countertops. Lumicide disinfects hard surfaces within 12 to 24 inches of the unit, generating adequate energy required to kill pathogens in a typical disinfection cycle at extremely low power measured in milliwatts. Lumicide has been tested by ResInnova Laboratories, an International Antimicrobial Council certified BSL-2 testing facility (“ResInnova”).

Our product platform includes the following attributes:

• Focus on high-contamination surfaces Focuses on pathogens that accumulate on the sink area, including handles, faucets, backsplash and in the drain.

• Germicidal UVC LEDs. The UVC LEDs in our devices have demonstrated destruction of the most clinically relevant pathogens causing HAIs as well as destruction of SARS-CoV2, the virus causing COVID-19.

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• Automatic operation. A built-in programmable controller within the unit ensures operation for the appropriate UVC dosage required to conduct four logs pathogen destruction and is not dependent on manual operation. Its functionality is expandable and may become a source for recurring income through additional data reporting, leasing and maintenance of add-on elements.

• Continuous operation. Works in pre-programmed cycles that can be managed by an on-board programmable controller. The motion detectors enclosed within each device allow continuous disinfection of high contamination areas as long as room occupants are outside a safe distance of the device. Research has shown that microbes can rebound to pre-disinfection levels within two hours following manual cleaning and disinfection. Lumicide products operating continuously mitigate pathogen regeneration.

• Safety. Built-in redundant motion sensors automatically shut off when movement is detected within range of the UVC light, or failure of motion sensors on the unit, eliminating safety concerns about UVC exposure. Once there is no movement in the room for programmed time period, Lumide comes back on to restart and continue its cycle.

We currently have five product lines incorporating Lumicide including:

(i) disinfecting drain device (in market);

(ii) disinfecting shelf, is a ribbon that can be installed above a sink, beneath an existing bathroom mirror, or above other high-contamination risk surfaces (in market);

(iii) disinfecting back-lit mirror (in development);

(iv) mirrored medicine cabinet for residential use (in development)

Standalone Lumicide ribbon units disinfect a 24-inch square area on any hard surface like sinks and backsplash	Existing fixtures can integrate Lumicide to address a major source for pathogen in sinks

The Company has pursued validation of its platform in both laboratory and real clinical settings. Devices were independently tested since 2017, before the pandemic, and again in 2020 at ResInnova Laboratories, an International Antimicrobial Council certified BSL-2 testing facility. The disinfecting mirror and disinfecting drain devices were found to be effective in killing (3-4 log reductions) the most infectious and clinically important pathogens including C. difficile, methicillin resistant staphylococcus aureus (MRSA), E. Coli, and OC43 human coronavirus, a strain structurally and genetically similar to SARS-CoV-2 and accepted as a surrogate for that virus. The Company is also sponsoring a study at Mount Sinai and its Icahn School of Medicine on the effectiveness of Lumicide in patient bathrooms in a New York hospital in the Mount Sinai system. Mount Sinai has agreed to provide the results of their study in a report to be issued in the fourth quarter of 2021 as well as publishing their results in an academic, peer reviewed journal.

Axis Lighting Licensing & Joint Development Agreement

In October of 2020, we entered into an Exclusive Licensing & Joint Development Agreement with Axis Lighting to commercialize UVC devices specifically for the hospital market. Axis Lighting is one of the largest independent architectural lighting companies in North America and operates a manufacturing facility with on-site design, engineering, and marketing staff to deliver high-performance LED luminaires for general, ambient and task lighting in offices, as well as in commercial and institutional spaces. BalancedCare™ by Axis provides healthcare lighting for wellness, offering patent-pending performance lighting for both visual comfort and functionality. The licensed product from Axis once launched will be offered through the Balancedcare™ platform and brand. BalancedCare™ addresses a number of requirements of today's complex healthcare environment, including infection control, and is supported and distributed through 98 Axis agents across North America.

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Under the agreement, we will work with Axis Lighting's BalancedCare™ team to leverage our intellectual property and proprietary know-how to commercialize a range of new LED-based technologies designed for use in the hospital sector. Axis will pay royalties on sales of the commercial products developed through the collaboration. Our first jointly developed disinfection lighting fixture has completed the design phase and will launch later this year.

The Company has received confirmation from the U.S. Food & Drug Administration that our Lumicide products are not “devices” under Section 201(h) of the FDA Act and therefore the Company is not required to comply with the requirements of the FDA Act with respect to Lumicide. However, our Limicide products are in compliance with the FDA’s March 2020 “Enforcement Policy for Sterilizers, Disinfectant Devices, and Air Purifiers” enacted during the COVID-19 Public Health Emergency. In addition, the Lumicide disinfecting shelf and drain systems have received certification from Underwriters Laboratories (UL), the global leader in product safety testing and certification.

Integrating Our Solutions Through Data Driven Disinfection Platform

The Clarity D3™ application enables Data Driven Disinfection™ with IOT connectivity using Wi-Fi, Bluetooth, and other RF technology for continuous transmission of use and functionality data for collection and analysis. Clarity D3 provides remote asset management and full visibility into the operation of our devices as well as efficacy reporting on the cycles that have run and subsequent cleanliness status. The app also enables Smart Maintenance, with LED cartridge lifecycle alerts, fault detection/reports and other automatic system updates.

Hospitality Segment

Through our subsidiary, MunnWorks, we manufacture and supply custom designed decorative framed mirrors, framed art, and bathroom vanities primarily to the hospitality market. We supply the major hotel brands in North America including hotel chains or “flags” like: Hilton Hotels & Resorts, the various Hyatt branded hotels, the various Marriott branded hotels, Four Seasons Hotels and Resorts and the subsidiary hotel brands for each of these major brands. We have a national sales force and an established distribution network for hotels and restaurants in every major market in the United States and have begun to develop a distribution network for the assisted living market. These distribution networks will also be a significant asset for cross selling and recommending our Airocide and Lumicide products and solutions, as those networks will be utilized for marketing and sales.

Unless otherwise specifically stated, information throughout this prospectus does not assume the exercise of outstanding options or warrants to purchase shares of our Common Stock.

Corporate Information

Our principal executive offices are located at 150 N. Macquesten Parkway, Mount Vernon, NY 10550. Our website address is www.applieduvinc.com. The information included on our website is not part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future, but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

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These exemptions include:

• being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

• not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

• not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

• reduced disclosure obligations regarding executive compensation; and

• not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

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SUMMARY OF THE OFFERING

The following summary contains basic terms about this offering and the Series A Perpetual Preferred Stock and is not intended to be complete. It may not contain all of the information that is important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 15 and the other risks described in our annual and quarterly reports incorporated by reference herein. For a more complete description of the terms of the Series A Perpetual Preferred Stock, see the section of this prospectus entitled “Description of the Series A Perpetual Preferred Stock.”

Issuer:	Applied UV, Inc., a Delaware corporation.

Securities Offered:	shares of [*]% Series A Cumulative Perpetual Preferred Stock (“Series A Perpetual Preferred Stock”).

Series A Perpetual Preferred Stock outstanding prior to this offering:	None.

Series A Perpetual Preferred Stock to be outstanding after this offering:	shares of the Series A Perpetual Preferred Stock, assuming all of the shares offered hereby are sold and assuming no exercise of the over-allotment option.

Over-allotment option:	The underwriter has a 45-day option to purchase up to additional shares of Common Stock (15.0% of the shares sold in this offering).

Offering Price:	$25.00 per share of the Series A Perpetual Preferred Stock.

Dividends:	Holders of the Series A Perpetual Preferred Stock will be entitled to receive cumulative cash dividends at a rate of [*]% per annum on the $25.00 per share liquidation preference (equivalent to $[*] per annum per share). The record date for the payment of dividends on our Series A Perpetual Preferred Stock will be the last day of the calendar month, whether or not a business day, immediately preceding the month in which the applicable dividends will be paid (each, a “Dividend Record Date”). The shares of Series A Perpetual Preferred Stock offered hereby will be credited as having accrued dividends since the first day of the calendar month in which they are issued. Dividends will be payable monthly on the 15th day of each March, June, September and December, commencing on [*], 2021 (each, a “Dividend Payment Date”), provided that if any Dividend Payment Date is not a business day, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day without adjustment in the amount of the dividend. For example, if shares of Series A Perpetual Preferred Stock are purchased on April 14, the first dividend payable thereon will be paid on June 15, pro-rata based on a 360-day year consisting of twelve 30-day months.

No Maturity or Mandatory Redemption:

 The Series A Perpetual Preferred Stock has no stated maturity and will not be subject to mandatory redemption. Shares of the Series A Perpetual Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them or they are converted into Common Stock as described herein. We are not required to set aside funds to redeem the Series A Perpetual Preferred Stock.

Company’s Optional Redemption:	The Series A Perpetual Preferred Stock is not redeemable by us prior to [*], 2022. On and after such date we may, at our option, redeem the Series A Perpetual Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $27.50, plus any accumulated and unpaid dividends to, but not including, the redemption date; provided, however, after [*], 2026, the cash redemption price will decrease to $25.000, plus any accumulated and unpaid dividends to, but not including, the redemption date. Please see the section of this prospectus entitled “Description of Securities--the Series A Perpetual Preferred Stock —Redemption — Optional Redemption.”

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Liquidation Preference:

If we liquidate, dissolve or wind up, holders of the Series A Perpetual Preferred Stock will have the right to receive $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of payment (the “Liquidation Amount”), before any payment is made to the holders of our Common Stock. Please see the section of this prospectus entitled “Description of Securities--Series A Perpetual Preferred Stock—Liquidation Preference.”

Ranking:	The Series A Perpetual Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, (a) senior to all classes or series of our Common Stock and to all other equity securities issued by us other than equity securities referred to in clauses (b) and (c); (b) on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series A Perpetual Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; (c) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series A Perpetual Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and (d) junior to all of our existing and future indebtedness (including indebtedness convertible into our Common Stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries. Please see the section of this prospectus entitled “Description of Securities--Series A Perpetual Preferred Stock–Ranking.”

No Voting Rights:	Except with respect to the issuance of equity securities ranking on a parity or senior to the Series A Perpetual Preferred Stock (other than preferred stock that bears interest at a lower rate than the Series A Perpetual Preferred Stock), which shall require the affirmative vote of 66.67% of the holders of the Series A Perpetual Preferred Stock or as otherwise required by the General Corporation Law of the State of Delaware, the Series A Perpetual Preferred Stock shall have no right to vote on any matter that may come before the stockholders of the Company who do have the right to vote. Please see the section of this prospectus entitled “Description of Series A Perpetual Preferred Stock—Voting Rights.”

No Sinking Fund:	We will not establish a sinking or reserve fund for the payment of dividends on our Series A Perpetual Preferred Stock. Dividends on the Series A Perpetual Preferred Stock will be paid from the general corporate funds of the Company to the extent available for such payment.

No Preemptive Rights:	Holders of the Series A Perpetual Preferred Stock will not have any preemptive rights to purchase or subscribe for Common Stock or any other security of the Company.

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Information Rights:

During any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Perpetual Preferred Stock are outstanding, the Company will use its best efforts to: (i) make available on the Company’s corporate investor webpage, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if it were subject thereto (other than any exhibits that would have been required); and (ii) promptly, upon request, supply copies of such reports to any holders of Series A Perpetual Preferred Stock. The Corporation will use its best efforts to mail (or otherwise provide) the information to the holders of the Series A Perpetual Preferred Stock within fifteen (15) days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if the Company were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which the Company would be required to file such periodic reports if it were a “non-accelerated filer” within the meaning of the Exchange Act.

Use of Proceeds:	We intend to use the net proceeds from the sale of Series A Perpetual Preferred Stock by us in this offering for general corporate purposes, including new investments and acquisitions.

Nasdaq Capital Market Symbol:	We will apply to have our Series A Perpetual Preferred Stock listed on the Nasdaq Capital Market under the symbol “AUVIP.”

Material U.S. Federal Income Tax Considerations:

For a discussion of the federal income tax consequences of purchasing, owning and disposing of the Series A Perpetual Preferred Stock, please see the section of this prospectus entitled “Material U.S. Federal Income Tax Considerations.”

You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the Series A Perpetual Preferred Stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Book Entry and Form:	The Series A Perpetual Preferred Stock will be represented by one or more global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company (“DTC”).

Transfer Agent:	VStock Transfer, LLC is the registrar, transfer agent, and paying agent in respect of the Series A Perpetual Preferred Stock.

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RISK FACTORS

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occur, our business and financial performance could be adversely affected, our actual results could differ materially from our expectations, and the price of our Series A Perpetual Preferred Stock and our Common Stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may adversely affect our business and financial performance. You should carefully consider the risks described below, together with all other information included in this prospectus including our financial statements and related notes, before making an investment decision. The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our Series A Perpetual Preferred Stock and/or our Common Stock could decline, and investors in our securities may lose all or part of their investment.

Risks Related to Our Business and Operations

The Company operates through SteriLumen and MunnWorks and its only material assets are its equity interests in those subsidiaries. As a result, our only current source of revenue is distributions from our subsidiaries and SteriLumen has incurred losses since its inception and we anticipate it will continue to incur significant losses for the foreseeable future and revenue from MunnWorks may not be sufficient to offset those loses.

The Company is a holding company for SteriLumen and MunnWorks and has no material assets other than its equity interests in those subsidiaries. Therefore, the only current revenue source is future distributions from its subsidiaries. SteriLumen is an early-stage designer and marketer of disinfection systems with limited operating history spanning from December 2016. We expect negative cash flows from SteriLumen’s operations for the foreseeable future which may not be off-set by cash flows from MunnWorks. Our utilization of cash has been and will continue to be highly dependent on SteriLumen’s product development programs and cash flow from MunnWorks’ operations. Our cash expenses will be highly dependent on the product development programs SteriLumen chooses to pursue, the progress of these product development programs, the results of SteriLumen’s validation/marketing studies, the terms and conditions of SteriLumen’s contracts with service providers and manufacturing contractors, and the terms of recruitment of facilities in our validation/marketing studies. In addition, the continuation of SteriLumen’s validation/marketing studies, and quite possibly its entire business, will depend on results of upcoming clinical data analyses and our financial resources at the time. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on our financial condition and SteriLumen’s ability to develop its product candidates.

SteriLumen has devoted substantially all of its financial resources to develop its product candidates. SteriLumen has financed its operations primarily through the contributions of its founders. The amount of SteriLumen’s future net losses will depend, in part, on the development of adequate distribution channels for the Disinfecting System, the demand for the Disinfecting System, the rate of its future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. Disinfection product development is a highly speculative undertaking and involves a substantial degree of risk. SteriLumen successfully completed the prototype phase of testing and development for the Disinfecting System, but has not yet commenced pivotal testing in health care facility settings. Even if SteriLumen obtains positive results from such testing, its future revenue will depend upon its ability to achieve sufficient market acceptance, pricing, the performance of its independent sales representatives and its manufacturing and distribution suppliers.

We expect SteriLumen to continue to incur significant losses until it is able to commercialize the Disinfecting System, which it may not be successful in achieving. We anticipate that SteriLumen’s expenses will increase substantially if and as SteriLumen:

•	continues the research and development of the Disinfecting System and other disinfecting products;

•	expands the scope of its testing for the Disinfecting System and other disinfecting products;

•	establishes a sales, marketing, and distribution infrastructure to commercialize its product candidates;

•	seeks to maintain, protect, and expand its intellectual property portfolio;

•	seeks to attract and retain skilled personnel; and

•	Creates additional infrastructure to support its product candidate development and planned future commercialization efforts.

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Furthermore, any additional fundraising efforts may divert our management from our subsidiaries’ day-to-day activities, which may adversely affect our ability to develop and commercialize their product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results, and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

The pandemic caused by the spread of the Coronavirus could have an adverse impact on our financial condition and results of operations and other aspects of our business.

In December 2019, a novel strain of Coronavirus was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries and every state in the United States. On January 30, 2020, the World Health Organization declared the outbreak of Coronavirus a “Public Health Emergency of International Concern.” On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency.

The spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the U.S. economy where we conduct a majority of our business. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

Most states and cities have reacted by instituting quarantines, restrictions on travel, “stay at home” and “social distancing” rules and restrictions on the types of businesses that may continue to operate, as well as guidance in response to the pandemic and the need to contain it.

We have taken steps to take care of our employees, including providing the ability for employees to work remotely and implementing strategies to support appropriate social distancing techniques for those employees who are not able to work remotely. We have also taken precautions with regard to employee, facility, and office hygiene as well as implementing significant travel restrictions. We are also assessing our business continuity plans for all business units in the context of the pandemic. This is a rapidly evolving situation, and we will continue to monitor and mitigate developments affecting our workforce, our suppliers, our customers, and the public at large to the extent we are able to do so. We have and will continue to carefully review all rules, regulations, and orders and responding accordingly.

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We are dependent upon suppliers to provide us with all of the raw materials for products that we manufacture and sell and we currently manufacture the majority of our products in China. The pandemic has impacted and may continue to impact suppliers of materials and the manufacturing locations for our products. As a result, we have faced and may continue to face delays or difficulty manufacturing certain products, which could negatively affect our business and financial results. Even if we are able to find alternate sources for materials and manufacturing, they may cost more, which could adversely impact our profitability and financial condition.

If the current pace of the pandemic cannot be slowed and the spread of the virus is not contained, our business operations could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having the virus, which could require quarantine of some or all such employees or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

Although it is difficult to predict the effect and ultimate impact of the Coronavirus outbreak on our business, it is likely that the impact of Coronavirus will adversely affect our results of operations, financial condition and cash flows in fiscal year 2021.

We are vulnerable to continued global economic uncertainty and volatility in financial markets.

Our business is highly sensitive to changes in general economic conditions as a seller of goods and services. Financial markets inside the United States and internationally have experienced extreme disruption in recent times, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, and declining valuations of investments. We believe these disruptions are likely to have an ongoing adverse effect on the world economy. A continuing economic downturn and financial market disruptions could have a material adverse effect on our business, financial condition, and results of operations, including by:

•	reducing demand for our products and services, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies;

•	increasing the difficulty of collecting accounts receivable and the risk of excess and obsolete inventories;

•	increasing price competition in our served markets; and

•	resulting in supply interruptions, which could disrupt our ability to produce our products.

We could need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we could be unable to execute our business plan.

To remain competitive, we must continue to make significant investments in the development of our products, the expansion of our sales and marketing activities, and the expansion of our operating and management infrastructure as we increase sales domestically and internationally. If cash generated from our operations is insufficient to fund such growth, we could be required to raise additional funds through the issuance of equity or debt securities in the public or private markets, or through a collaborative arrangement or sale of assets. Additional financing opportunities may not be available to us, or if available, may not be on favorable terms. The availability of financing opportunities will depend, in part, on market conditions, and the outlook for our business. Any future issuance of equity securities or securities convertible into equity securities could result in substantial dilution to our stockholders, and the securities issued in such a financing could have rights, preferences or privileges senior to those of our Common Stock. In addition, if we raise additional funds through debt financing, we could be subject to debt covenants that place limitations on our operations. We could not be able to raise additional capital on reasonable terms, or at all, or we could use capital more rapidly than anticipated. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers, we could lose revenue and market share and we may have to curtail our capital expenditures.

The following factors, among others, could affect our ability to obtain additional financing on favorable terms, or at all:

•	our results of operations;

•	general economic conditions and conditions in the sanitation and disinfection industries and performance of sanitation devices as opposed to sanitation and disinfection substances;

•	the perception of our business in the capital markets;

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•	making capital improvements to improve our infrastructure;

•	hiring qualified management and key employees;

•	responding to competitive pressures;

•	complying with regulatory requirements, if any;

•	our ratio of debt to equity;

•	our financial condition;

•	our business prospects; and

•	interest rates.

If we are unable to obtain sufficient capital in the future, we could have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net revenue, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, or reduced manufacturing efficiencies and could have a material adverse effect on our business, financial condition, and results of operations.

Raising additional capital may cause dilution to our existing stockholders and restrict our operations or require us to relinquish certain intellectual property rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, licensing arrangements, and grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders may be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt and receivables financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing stockholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our or our subsidiaries’ products or grant licenses on terms that are not favorable to us. A failure to obtain adequate funds may cause us to curtail certain operational activities, including research and development, validation/marketing studies, sales and marketing, and manufacturing operations, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

Our success depends, in part, on our relationships with, and the efforts of, third-party manufacturers, distributors, and other third parties that perform various tasks for us. If these third parties do not successfully carry out their contractual duties or meet expected, we may not be able to commercialize our product candidates and our business could be substantially harmed.

While we internally manufacture all of MunnWorks’ products that are manufactured domestically, currently approximately 75% of MunnWorks’ products and all of SteriLumen’s products are manufactured overseas in China by third party manufacturers. We do not currently have the infrastructure or capability internally to manufacture all of the components of our products and systems, and we lack the resources and the capability to manufacture and distribute the Disinfecting System on a commercial scale. We plan to rely on third parties for such operations. There are a limited number of manufacturers who have the ability to produce our products, and there may be a need to identify alternate manufacturers to prevent a possible disruption of our manufacturing and distribution process. Switching manufacturers or distributors, if necessary, may involve substantial costs and is likely to result in a delay in our desired commercial timelines, which could harm our business and results of operations.

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Our suppliers may not supply us with a sufficient amount or adequate quality of materials, which could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on our ability to obtain timely deliveries of materials, components, and subassemblies of acceptable quality and in acceptable quantities from third-party suppliers. We generally purchase components and subassemblies from a limited group of suppliers through purchase orders, rather than written supply contracts. Consequently, many of our suppliers have no obligation to continue to supply us on a long-term basis. In addition, our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others could affect their ability to deliver components for us in a timely manner. Moreover, our suppliers could encounter financial hardships, be acquired, or experience other business events unrelated to our demand for components, which could inhibit or prevent their ability to fulfill our orders and satisfy our requirements.

If any of our suppliers cease to provide us with sufficient quantities of our components in a timely manner or on terms acceptable to us, or ceases to manufacture components of acceptable quality, we could incur manufacturing delays and sales disruptions while we locate and engage alternative qualified suppliers, and we might be unable to engage acceptable alternative suppliers on favorable terms. In addition, we could need to reengineer our components, which could significantly delay production. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive procedures. We are continually in the process of identifying and qualifying alternate source suppliers for our key components. There can be no assurance, however, that we will successfully identify and qualify an alternate source supplier for any of our key components or that we could enter into an agreement with any such alternate source supplier on terms acceptable to us, or at all.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to develop and manufacture our products, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

Our near-term success is dependent in large part upon our ability to commence sales of the Disinfecting System and continued sales and positive cash flow from MunnWorks’ products.

Our success will depend, in part, upon our ability to create a commercial market for the Disinfecting System. Attracting new customers and distribution networks requires substantial time and expense. Any failure to commercialize our products would adversely affect its operating results and adversely affect our business, results of operations and financial condition. Many factors could affect the market acceptance and commercial success of our products, including:

•	Our ability to convince potential customers of the advantages and economic value of products over competing products and methodologies;

•	the breadth of our product menu;

•	changes to policies, procedures or currently accepted best practices in the health care industry;

•	the extent and success of our marketing and sales efforts; and

•	our ability to manufacture in quantity our products and meet demand in a timely fashion.

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We may engage in future acquisitions or strategic transactions which may require us to seek additional financing or financial commitments, increase our expenses and/or present significant distractions to our management.

We may make acquisitions in the future. In the event we engage in an acquisition or strategic transaction, we may need to acquire additional financing (particularly, if the acquired entity is not cash flow positive or does not have significant cash on hand). Obtaining financing through the issuance or sale of additional equity and/or debt securities, if possible, may not be at favorable terms and may result in additional dilution to our current stockholders. Additionally, SteriLumen has recently acquired the Airocide product line and such transaction or any future acquisition by us or one of our subsidiaries may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, an acquisition or strategic transaction such as the acquisition of the Airocide product line may entail numerous operational and financial risks, including the risks outlined above and additionally:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention in order to develop acquired products or technologies higher than expected acquisition and integration costs;

•	write-downs of assets or goodwill or impairment charges;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, and any transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

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Recent U.S. tax legislation may materially affect our financial condition, results of operations and cash flows.

The recently enacted Tax Cuts and Jobs Act (the “Tax Act”) has significantly changed the U.S. federal income taxation of U.S. businesses, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, modifying or repealing many business deductions and credits.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) modifies certain provisions of the Tax Act, including increasing the amount of interest expense that may be deducted.

The Tax Act as modified by the CARES Act is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. Our analysis and interpretation of this legislation is preliminary and ongoing and there may be material adverse effects resulting from the legislation that we have not yet identified. While some of the changes made by the tax legislation may adversely affect us, other changes may be beneficial. We continue to work with our tax advisors and auditors to determine the full impact that the recent tax legislation as a whole will have on us. We urge our investors to consult with their legal and tax advisors with respect to such legislation and its potential effect on an investment in our Series A Perpetual Preferred Stock.

Our operating results are affected by many factors and may fluctuate significantly on a quarterly basis.

Our operating results may vary substantially from quarter to quarter and may be greater or less than those achieved in the immediately preceding period or in the comparable period of the prior year. Factors that may cause quarterly results to vary include, but are not limited to, the following:

•	the number of new product introductions by our subsidiaries;

•	losses related to inventory write-offs;

•	marketing exclusivity, if any, which may be obtained on certain new products;

•	the level of competition in the marketplace for certain products;

•	our subsidiaries’ ability to create demand in the marketplace for their products;

•	availability of raw materials and finished products from suppliers;

•	our subsidiaries’ ability to contract manufacturers to make their products;

•	Our dependence on a small number of products for a significant portion of net revenue or income;

•	price erosion and customer consolidation; and

•	uncertainty of future import tariffs.

The profitability of our subsidiaries’ product sales is also dependent upon the prices they are able to charge for their products, the costs to purchase products from third parties, and their ability to manufacture their products in a cost-effective manner. If their revenues decline or do not grow as anticipated, they may not be able to reduce their operating expenses to offset such declines. Failure to achieve anticipated levels of revenues could, therefore, significantly harm our operating results for a particular fiscal period.

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We have made a secured loan to a potential acquisition target and a default on such loan could have a material adverse effect on our operating income.

In February of 2021 we loaned $500,000 to a potential acquisition target with whom we also executed a non-binding letter of intent (the “Borrower”). In return for the loan we were issued a $500,000 promissory note (the “Note”), which is due in full no later than one year after the date of issuance and the Borrower executed a security agreement and a confession of judgment. Although the Note is secured by all the assets of the Borrower and the confession of judgment would expedite a judgment against the Borrower in the case of a default, if a default occurs there can be no assurance we will be able to recoup all or a portion of the resulting loss from the assets of the Borrower. Such loss could have a material adverse effect on our income.

We could be subject to significant warranty obligations if our products are defective, which could have a material adverse effect on our business, financial condition, and results of operations.

In manufacturing our products, we depend upon third parties for the supply of various components. Many of these components require a significant degree of technical expertise to design and produce. If we fail to adequately design, or if our suppliers fail to produce components to specification, or if the suppliers, or we, use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised. Our products could contain defects that cannot be repaired easily and inexpensively that can result some or all of the following:

•	loss of customer orders and delay in order fulfillment;

•	damage to our brand reputation;

•	increased cost of our warranty program due to product repair or replacement;

•	inability to attract new customers;

•	diversion of resources from our manufacturing and engineering and development departments into our service department; and

•	legal action.

We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we collect, store and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We have also outsourced significant elements of our information technology infrastructure; as a result, we manage independent vendor relationships with third parties who are responsible for maintaining significant elements of our information technology systems and infrastructure and who may or could have access to our confidential information. The size and complexity of our information technology systems, and those of our third-party vendors, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors. These systems are also vulnerable to attacks by malicious third parties and may be susceptible to intentional or accidental physical damage to the infrastructure maintained by us or by third parties. Maintaining the secrecy of confidential, proprietary, and/or trade secret information is important to our competitive business position. While we have taken steps to protect such information and have invested in systems and infrastructures to do so, there can be no guarantee that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information. A breach our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our proprietary technology or information, and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential information could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations and/or cash flow.

Product liability claims against us could be costly and could harm our reputation.

The sale of our products involves the risk of product liability claims against us. Claims could exceed our product liability insurance coverage limits. Our insurance policies are subject to various standard coverage exclusions, including damage to the product itself, losses from recall of our product, and losses covered by other forms of insurance such as workers compensation. We cannot be certain that we will be able to successfully defend any claims against us, nor can we be certain that our insurance will cover all liabilities resulting from such claims. In addition, we cannot provide assurance that we will be able to obtain such insurance in the future on terms acceptable to us, or at all. Regardless of merit or eventual outcome, any product liability claim brought against us could result in harm to our reputation, decreased demand for our products, costs related to litigation, product recalls, loss of revenue, an increase in our product liability insurance rates, or the inability to secure coverage in the future, and could have a material adverse effect on our business by reducing cash collections from customers and limiting our ability to meet our operating cash flow requirements.

Litigation against us could be costly and time-consuming to defend and could materially and adversely affect our business, financial condition, and results of operations.

We are from time to time involved in various claims, litigation matters and regulatory proceedings incidental to our business, including claims for damages arising out of the use of our products or services and claims relating to intellectual property matters, employment matters, commercial disputes, competition, sales and trading practices, environmental matters, personal injury, and insurance coverage. Some of these lawsuits include claims for punitive as well as compensatory damages. The defense of these lawsuits could divert our management’s attention, and we could incur significant expenses in defending these lawsuits. In addition, we could be required to pay damage awards or settlements or become subject to unfavorable equitable remedies. Moreover, any insurance or indemnification rights that we could have may be insufficient or unavailable to protect us against potential loss exposures.

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If we lose our key management personnel, or are unable to attract or retain qualified personnel, it could adversely affect our ability to execute our growth strategy.

Our success is dependent, in part, upon our ability to hire and retain management, engineers, marketing and sales personnel, and technical, research and other personnel who are in high demand and are often subject to competing employment opportunities. Our success will depend on our ability to retain our current personnel and to attract and retain qualified like personnel in the future. Competition for senior management, engineers, marketing and sales personnel, and other specialized technicians is intense and we may not be able to retain our personnel. If we lose the services of any executive officers or key employees, our ability to achieve our business objectives could be harmed or delayed, which could have a material adverse effect on our daily operations, operating cash flows, results of operations, and ultimately share price. In general, our officers could terminate their employment at any time without notice for any reason.

Climate change initiatives could materially and adversely affect our business, financial condition, and results of operations.

Both domestic and international legislation to address climate change by reducing greenhouse gas emissions and establishing a price on carbon could create increases in energy costs and price volatility. Considerable international attention is now focused on development of an international policy framework to address climate change. Proposed and existing legislative efforts to control or limit greenhouse gas emissions could increase the cost of raw materials derived from sources that generate greenhouse gas emissions. If our suppliers are unable to obtain energy at a reasonable cost in the future, the cost of our raw materials could be negatively impacted which could result in increased manufacturing costs.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our Series A Perpetual Preferred Stock.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

At present, we believe that we have effective internal controls in place. However, our management, including our Chief Executive Officer, cannot guarantee that our internal controls and disclosure controls that we have in place will prevent all possible errors, mistakes or all fraud.

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Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price.

We require significant financial resources to maintain our public reporting status. We cannot assure you we will be able to maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Despite these controls, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Furthermore, smaller reporting companies like us face additional limitations. Smaller reporting companies employ fewer individuals and can find it difficult to employ resources for complicated transactions and effective risk management. Additionally, smaller reporting companies tend to utilize general accounting software packages that lack a rigorous set of software controls.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to investigation by the Securities and Exchange Commission and civil or criminal sanctions.

We are an “emerging growth company” under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Series A Perpetual Preferred Stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Series A Perpetual Preferred Stock less attractive because we may rely on these exemptions. If some investors find our Series A Perpetual Preferred Stock less attractive as a result, there may be a less active trading market for our Series A Perpetual Preferred Stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

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We will remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Risks Related to SteriLumen’s Business

Certain ResInnova testing limitations.

Our claims on the effectiveness of the Disinfecting System against certain pathogens are supported by the analysis of the Disinfecting System performed in ResInnova’s laboratory. The environment in ResInnova’s laboratory is controlled and does not account for all real-world variables, which may impact the effectiveness of ultraviolet light in killing microorganisms. Such variables include humidity, air temperature, and the presence of organic soils that differ from those used in the laboratory tests. If any one of these un-accounted for variables proves to be significant in the evaluation of the effectiveness of the Disinfecting System, the laboratory results obtained by ResInnova could be significantly more favorable than the results experienced by our customers. Furthermore, in accordance with CDC guidelines only laboratories with a biosafety level 3 or 4 may test against SARS-CoV-2, the virus that causes COVID-19. ResInnova is a biosafety level 2 laboratory and cannot test against SARS-CoV-2 and therefore in its place tested against OC43, which, according to ResInnova is a common surrogate for SARS-CoV-2 as both are of the Beta genre of coronaviruses. If the results from testing the Disinfecting System against OC43 are different from the results that would have occurred from testing against SARS-CoV-2, ResInnova’s testing results could be materially more favorable than the results experienced by our customers with respect to SARS-CoV-2. If the Disinfecting System is not effective against SARS-CoV-2, this could have a material adverse effect on the Company’s, which would have a material adverse effect on our business prospects and financial condition.

The complete and final assembly of the Disinfecting System has not yet received safety certification from a nationally recognized testing laboratory.

All of the component parts of the Disinfecting System have been certified by UL. The UL listings for UL Listing numbers: SLR-1 = E519669 for the ribbon unit and SLD-1 = E519957 for the drain unit is new for such a UVC device for the UL and due to incomplete standards does not guarantee successful deployment and installation at scale in the US. If we are unable or significantly delayed in obtaining confidence for installations within the marketplace with above certifications, our business and financial prospects will be materially adversely affected.

In accordance with an August 24, 1993 Interpretation Letter from OSHA, all electrical equipment must be accepted, certified, labeled, listed, or otherwise determined that such equipment is safe by a NRTL or by another Federal agency or by a State, municipal, or other local authority responsible for enforcing occupational safety provisions of the National Electric Safety Code.

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If SteriLumen is unable to develop a successful marketing approach, our business will suffer.

If SteriLumen fails to develop a successful marketing approach or to manage its growth effectively, our business and financial results will be materially harmed. Healthcare facilities operate in a highly regulated and dynamic market with changing regulations, codes, standards and guidelines and as a result are very loyal to vendors they trust. Achieving market acceptance will require extensive customer education and product validation. Some of the ways in which SteriLumen intends on achieving market acceptance is through working with professional trade organizations, having articles published in industry trade publications, conducting validation/marketing studies at well-known hospitals and lab testing. However, there is no assurance that SteriLumen will be successful in organizing these efforts or if the results from them will be positive. SteriLumen has sought and may also seek in the future to expand its business through complementary or strategic acquisitions of other businesses, products or assets such as its recent acquisition of the Airocide product line, or through joint ventures, strategic partnerships or other arrangements with established and trusted disinfection companies. Any such acquisitions, joint ventures or other business combinations may involve significant integration challenges, operational complexities and time consumption and require substantial resources and effort. It may also disrupt SteriLumen’s ongoing businesses, which may adversely affect its relationships with customers, employees and others with whom it has business or other dealings. Further, if SteriLumen is unable to realize synergies or other benefits expected to result from any acquisitions, joint ventures or other business combinations, or to generate additional revenue to offset any unanticipated inability to realize these expected synergies or benefits, its growth and ability to compete may be impaired, which would require it and us to focus additional resources on the integration of operations rather than other profitable areas of its business, and may otherwise cause a material adverse effect on our business, results of operations and financial condition. However, failure to acquire or partner with established and trusted disinfection companies would prevent SteriLumen’s products from being part of a bundle of disinfection products that could be sold all at once, which could have a material adverse effect on the financial results of our business.

The air purification market is fragmented and competitive and we may not be able to compete successfully with our existing competitors or new entrants into the markets we serve.

The air purification market is fragmented and competitive. SteriLumen’s competition varies by product line, customer classification and geographic market. The principal competitive factors in our industry are quality of product, pricing, service and delivery capabilities and availability of product. We will compete with many local, regional and national air purification distributors and dealers. In addition, some air purification suppliers might sell and distribute their products directly to our customers, and the volume of such direct sales could increase in the future. Additionally, distributors of products similar to those distributed by us may elect to sell and distribute to our customers in the future or enter into exclusive supplier arrangements with other distributors. Some of our competitors have greater financial resources and may be able to withstand sales or price decreases more effectively than we can. We also expect to continue to face competition from new market entrants. We may be unable to continue to compete effectively with these existing or new competitors, which could have a material adverse effect on our financial condition and results of operations.

If we are unable to execute our plan to distribute SteriLumen’s Airocide products, we may not be able to generate revenues and your investment could be materially adversely affected.

We acquired the rights to manufacture and sell our Airocide products in February of 2021 and have not yet fully scaled to execute our plan to sell and distribute SteriLumen’s Airocide products. The success of the Airocide business will depend on the execution of our plan and the acceptance of Airocide products by the consumer and commercial markets. Achieving such acceptance will require significant marketing investment. Once we execute our plan to sell and distribute the Airocide products, it may not be accepted by consumers at sufficient levels to support our operations and build our business. If SteriLumen’s Airocide products are not accepted at sufficient levels, our business could fail.

We are subject to significant regulatory oversight and changes in applicable regulatory requirements could adversely affect our business.

We may become subject to significant government regulation, by the EPA and, to a certain extent, by Congress, other federal agencies and foreign, state and local authorities. Depending upon the circumstances, noncompliance with legislation or regulations promulgated by these entities could result in the suspension or revocation of our licenses or registrations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties any of which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the adoption or modification of laws or regulations relating to UVC or air purification or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. If we are required to comply with new regulations or legislation or new interpretations of existing regulations. This compliance could cause us to incur additional expenses or alter our business model.

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SteriLumen’s Airocide business is highly dependent on KES and any disruption in their operations could have a material adverse effect on our business, results of operations and financial condition

Currently, KES is the sole manufacturer of the HD line of Airocide products or approximately 20% of sales and the PCO catalyst for all Airocide product lines, logistics provider, technical support provider and supply chain manager for SteriLumen’s Airocide products pursuant to the KES Service Agreements. Also, the KES License, allows KES to manufacture, sell and distributes its own line of Airocide products in the United States and Canada in the commercial food and beverage preservation and processing markets, the cannabis/hemp markets. Any number of factors relating to KES, including labor disruptions, catastrophic weather events, financial difficulties, solvency problems, KES prioritizing the manufacture of their Airocide products over ours or contractual disputes between us and KES could lead to uncertainty in the manufacture, sale and distribution of our Airocide products. While we are in the process of identifying additional manufacturing and other service providers, there can be no assurance that we will be able to do so in the near or foreseeable future. If SteriLumen experiences manufacturing, logistic or distribution disruptions, it may not be able to develop alternate sourcing quickly and could cause it to alter production schedules or suspend production entirely. If any such disruptions occur it could have a material adverse effect on our business, results of operations and financial condition.

Prior to the Acquisition, KES Science & Technology, Inc. (“KES”) or an affiliate thereof was engaged by Akida to provide all of the manufacturing, technical support and logistics for its Airocide products pursuant to certain contracts (the “KES Service Contracts”). Akida also granted KES a non-exclusive irrevocable royalty free license (the “KES License”) to manufacture and sell products based on Airocide technology in the United States and Canada that are used in the commercial food preservation and preparation market, the cannabis/hemp market or with certain limitations, sold to Sub-Zero Refrigerators. The KES License also provides Akida with the right of first refusal with respect to any change of control transaction KES may enter into. Akida’s rights under the KES Service Agreements and the KES License were assigned to us in the Acquisition

SteriLumen’s Disinfecting System business is highly dependent on its suppliers’ and any disruption in their operations could have a material adverse effect on our business, results of operations and financial condition.

SteriLumen’s Disinfecting System business will be dependent upon the continued ability of its suppliers to deliver systems, components, raw materials, and finished disinfection products. Its UVC LEDs are manufactured in South Korea and then shipped to China or the United States for assembly with all other components, which if manufactured in China, the finished products are shipped to Long Beach, California for warehousing and distribution, otherwise the units are shipped from Mount Vernon. Any number of factors, including labor disruptions, catastrophic weather events, contractual or other disputes with suppliers, and supplier financial difficulties or solvency problems could disrupt its suppliers’ operations and lead to uncertainty in its supply chain or cause supply disruptions, which could, in turn, disrupt its operations. If SteriLumen experiences supply disruptions, it may not be able to develop alternate sourcing quickly. Any disruption of its production schedule caused by an unexpected shortage of systems, components, raw materials or parts even for a relatively short period of time could cause it to alter production schedules or suspend production entirely. If any such disruptions occur it could have a material adverse effect on our business, results of operations and financial condition.

SteriLumen’s business is highly dependent on market perceptions of it and the safety and quality of its products.

Market perceptions of SteriLumen’s business are very important to us, especially market perceptions of the safety and quality of SteriLumen’s products. If any of its products or similar products that other companies distribute are subject to market withdrawal or recall or are proven to be, or are claimed to be, harmful to end users, then this could have a material adverse effect on our business, results of operations and financial condition. Also, because SteriLumen’s business is dependent on market perceptions, negative publicity associated or perceived to be associated with its business, products or product pricing could have a material adverse impact on our business, results of operations and financial condition.

Customers may be hesitant in adopting UV light-based technologies, and our inability to overcome this hesitation could limit the market acceptance of our products and our market share.

Our UV light disinfection systems represent relatively new technologies in the market. Only a small percentage of professional medical institutions or hospitality providers are immediately willing to conduct sanitation using our systems. Our future success will depend on our ability to increase demand for our products by demonstrating to a broad spectrum of medical professional, dentists, hospitality industry, their patients and customers, the potential performance advantages of our UV light systems over traditional methods of disinfection over competitive UV light systems, and our inability to do so could have a material adverse effect on our business, financial condition, and results of operations.

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Conventional germicidal UV light was historically considered as a human health hazard if improperly used and can lead to skin cancer and cataracts. We may experience long sales cycles because healthcare facilities and hotels and other facilities may be slow to adopt new technologies on a widespread basis and admit that such technologies can sanitize public space without damaging public health. As a result, we generally are required to invest a significant amount of time and resources to educate general public about the benefits of our products in comparison to competing products and technologies before completing a sale, if any. Factors that could inhibit adoption of UV technologies by healthcare facilities or hospitality companies include the initial cost and concerns about the safety, efficacy, and reliability of our UV systems. In addition, economic pressure, caused, for example, by an economic slowdown as a result of Coronavirus, changes in health care reimbursement or by competitive factors in a specific market, could make businesses reluctant to purchase substantial capital equipment or invest in new technologies. Customer acceptance will depend on the recommendations of governmental authorities, as well as other factors, including the relative effectiveness, safety, reliability, and comfort of our systems as compared to other instruments and methods for performing disinfecting procedures.

If future data proves to be inconsistent with our research results or if competitors’ products present more favorable results our revenues could decline and our business, financial condition, and results of operations could be materially and adversely affected.

Even though our disinfecting devices are protected with patents, if new studies or comparative studies generate results that are not as favorable as our research results, our revenues could decline. Additionally, if future studies indicate that our competitors’ products are more effective or safer than ours, our revenues could decline. Furthermore, hospitals and businesses could choose not to purchase our UV light sanitation systems until they receive additional published long-term clinical evidence and recommendations from prominent hospitals and businesses that indicate our UV light sanitation systems are effective for disinfecting applications.

We may face competition from other companies, many of which have substantially greater resources than we do. If we do not successfully develop and commercialize enhanced or new products that remain competitive with products or alternative technologies developed by others, we could lose revenue opportunities and customers and our ability to grow our business would be impaired.

A number of competitors have substantially greater capital resources, larger customer bases, larger technical, sales and marketing forces and stronger reputations with target customers than ours. We compete with a number of domestic and foreign companies that market traditional chemical sanitation products, as well as companies that market UV technologies. The marketplace is highly fragmented and very competitive. We expect that the rapid technological changes occurring in the health care industry could lead to the entry of new competitors, particularly if UV disinfecting increases market acceptance. If we do not compete successfully, our revenue and market share could decline, which would impact our ability to meet our operating cash flow requirements and our business, financial condition, and results of operations could be adversely affected.

Our long-term success depends upon our ability to (i) distinguish our products through improving our product performance and pricing, protecting our intellectual property, improving our customer support, accurately timing the introduction of new products, and developing sustainable distribution channels worldwide; and (ii) develop and successfully commercialize new products, new or improved technologies, and additional applications for our UV light sanitation systems. We may not be able to distinguish our products and commercialize any new products, new or improved technologies, or additional applications for our UV light disinfecting systems.

We could incur problems in manufacturing our products.

In order to grow our business, we must expand our manufacturing capabilities to produce the systems and accessories necessary to meet any demand we may experience. We could encounter difficulties in increasing the production of our products, including problems involving production capacity and yields, quality control and assurance, component supply, and shortages of qualified personnel. In addition, before we can begin commercial manufacture of our products, we must ensure our manufacturing facilities, processes, and quality systems, and the manufacture of our UV light sanitation systems, quality control, and documentation policies and procedures.

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From time to time, we could expend significant resources in obtaining, maintaining, and addressing our compliance with various federal and requirements that may be subject to changes. Our success will depend in part upon our ability to manufacture our products without FDA approval or compliance with and other regulatory requirements.

We have not experienced significant quality issues with components of our products supplied by third parties, however, we could in the future. Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our product sales, cash collections from customers, and our ability to meet operating cash flow requirements, which could have a material adverse effect on our business, financial condition, and results of operations.

Adverse publicity regarding our technology or products could negatively impact us.

Adverse publicity regarding any of our products or similar products marketed or sold by others could negatively affect us. If any studies raise or substantiate concerns regarding the efficacy or safety of our products or other concerns, our reputation could be harmed and demand for our products could diminish, which could have a material adverse effect on growth in new customers and sales of our products, leading to a decline in revenues, cash collections, and ultimately our ability to meet operating cash flow requirements.

Rapidly changing standards and competing technologies could harm demand for our products, result in significant additional costs, and have a material adverse effect on our business, financial condition, and results of operations.

The markets in which our products compete are subject to rapid technological change, evolving industry standards, changes in the regulatory environment, and frequent introductions of new devices and evolving sanitizing solutions and practices, specifically catalyzed by the impact of the Coronavirus pandemic. Competing products could emerge that render our products uncompetitive or obsolete. We cannot guarantee that we will successfully identify new product opportunities, identify new and innovative applications of our technology, or be financially or otherwise capable of completing the research and development required to bring new products to market in a timely manner. An inability to expand our product offerings or the application of our technology could limit our growth. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, or build and install equipment, all of which would require additional capital expenditures.

We could be unable to effectively manage and implement our growth strategies, which could have a material adverse effect on our business, financial condition, and results of operations.

 Our growth strategy includes expanding our product line and applications by developing enhancements and transformational innovations, including new solutions for various fields and industries. Expansion of our existing product line and entry into new applications divert the use of our resources and systems, require additional resources that might not be available (or available on acceptable terms), may require regulatory approvals, result in new or increasing competition, could require longer implementation times or greater start-up expenditures than anticipated, and could otherwise fail to achieve the desired results in a timely fashion, if at all. These efforts could also require that we successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively, and manufacture and deliver sufficient volumes of new products of appropriate quality on time. We could be unable to increase our sales and earnings by expanding our product offerings in a cost-effective manner, and we could fail to accurately predict future customer needs and preferences or to produce viable technologies. In addition, we could invest heavily in research and development of products that do not lead to significant revenue. Even if we successfully innovate and develop new products and product enhancements, we could incur substantial costs in doing so. In addition, promising new products could fail to reach the market or realize only limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, or uncertainty over third-party reimbursement.

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International sales may comprise a significant portion of SteriLumen’s revenues and will be subject to risks associated with operating in domestic and international markets.

International sales may comprise a significant portion of SteriLumen’s revenue, and we intend to continue to pursue and expand our international business activities. Political and economic conditions outside the United States could make it difficult for us to increase our international revenue or to operate abroad. International operations are subject to many inherent risks, which could have a material adverse effect on our revenues and operating cash flow, including among others:

•	adverse changes in tariffs and trade restrictions;

•	political, social, and economic instability and increased security concerns;

•	fluctuations in foreign currency exchange rates;

•	longer collection periods and difficulties in collecting receivables from foreign entities;

•	exposure to different legal standards;

•	transportation delays and difficulties of managing international distribution channels;

•	reduced protection for our intellectual property in some countries;

•	difficulties in obtaining domestic and foreign export, import, and other governmental approvals, permits, and licenses, and compliance with foreign laws;

•	the imposition of governmental controls;

•	unexpected changes in regulatory or certification requirements;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences and the complexities of foreign value-added tax systems.

We believe that international sales may represent a significant portion of SteriLumen’s revenue, and we intend to expand its international operations. In international markets where our sales are denominated in U.S. dollars, an increase in the relative value of the dollar against the currency in such markets could indirectly increase the price of our products in those markets and result in a decrease in sales. We do not currently engage in any transactions as a hedge against risks of loss due to foreign currency fluctuations. However, we could do so in the future.

SteriLumen’s collaborations with outside scientists and consultants may be subject to restriction and change.

SteriLumen works with scientists at academic and other institutions, and consultants who assist it in its research, development, and design efforts. These scientists and consultants have provided, and we expect that they will continue to provide, valuable advice on SteriLumen’s programs. These scientists and consultants are not our or SteriLumen’s employees, may have other commitments that would limit their future availability to SteriLumen and typically will not enter into non-compete agreements with SteriLumen. If a conflict of interest arises between their work for SteriLumen and their work for another entity, SteriLumen may lose their services. In addition, SteriLumen will be unable to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of SteriLumen’s clinical trials identifies a potential product or compound that is more scientifically interesting to his or her professional interests, his or her availability to remain involved in its clinical trials could be restricted or eliminated.

SteriLumen has entered into or intends to enter into non-competition agreements with certain of SteriLumen’s employees. These agreements prohibit its employees, if they cease working for it, from competing directly against it or working for its competitors for a limited period. However, under current law, SteriLumen may be unable to enforce these agreements against certain of its employees and it may be difficult for it to restrict their competitors from gaining the expertise its former employees gained while working for it. If SteriLumen cannot enforce its employees’ non-compete agreements, it may be unable to prevent its competitors from benefiting from the expertise of its former employees.

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Risks Related to MunnWorks’ Business

The custom design decorative framed mirror supply market is highly competitive, and we may not be able to compete successfully.

MunnWorks operates within the highly competitive custom design decorative framed mirror supply market, which is characterized by competition from a number of other manufacturers. Competition is further intensified during economic downturns. MunnWorks competes with numerous large national and regional companies for, among other things, customers, raw materials and skilled management and labor resources. Purchase volumes have fluctuated substantially from time to time in the past, and we expect such fluctuations to occur from time to time in the future. Some of its competitors have greater financial, marketing and other resources than it does and, therefore, may be able to adapt to changes in customer preferences more quickly, devote more resources to the marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies than MunnWorks can.

In addition, some of our competitors may resort to price competition to sustain or gain market share and manufacturing capacity utilization, and MunnWorks may have to adjust the prices on some of its products to stay competitive, which could reduce its revenues. MunnWorks may not ultimately succeed in competing with other manufacturers and distributors in its market, which may have a material adverse effect on our business, financial condition or results of operations.

MunnWorks’ possible failure to develop new products or respond to changing consumer preferences and purchasing practices could have a material adverse effect on our business, financial condition or results of operations.

The custom design decorative framed mirror supply market is subject to changing consumer trends, demands and preferences. The uncertainties associated with developing and introducing new products, such as gauging changing consumer preferences and successfully developing, manufacturing, marketing and selling new products, could lead to, among other things, rejection of a new product line, reduced demand and price reductions for our products. If MunnWorks’ products do not keep up with consumer trends, demands and preference, it could lose market share, which could have a material adverse effect on our business, financial condition or results of operations.

Changes to the buying strategies of MunnWorks’ customers could also affect its ability to compete. Further, the volatile and challenging economic environment of recent years has caused shifts in trends, demands, preferences and purchasing practices and changes in the business models and strategies of its customers. Shifts in consumer preferences, which may or may not be long-term, have altered the quantity, type and prices of products demanded by the end-consumer and MunnWorks’ customers. If it does not timely and effectively identify and respond to these changing consumer preferences and purchasing practices, its relationships with our customers could be harmed, the demand for its products could be reduced and its market share could be negatively affected.

MunnWorks’ independent sales force may not be effective.

MunnWorks hires independent sales representatives who have primary responsibility for contacting existing and potential customers and are paid on a commission basis. While this sales model has proven successful in the past, to continue to be effective, sales representatives will need to continue to be extremely knowledgeable about MunnWorks’ products. However, these independent sales representatives may be selling products from different non-competitive sellers, which could prevent them from focusing on MunnWorks’ products and providing the required information to the customers, which could have a material adverse effect on our business, results of operations and financial condition.

MunnWorks’ business is highly dependent on its suppliers’ and any disruption in their operations could have a material adverse effect on our business, results of operations and financial condition.

MunnWorks’ operations will be dependent upon the continued ability of its suppliers to deliver components, raw materials, and finished products. Although many of its products are manufactured at our corporate headquarters in New York, many of its products are manufactured overseas. Any number of factors, including labor disruptions, catastrophic weather events, contractual or other disputes with suppliers, and supplier financial difficulties or solvency problems could disrupt its suppliers’ operations and lead to uncertainty in its supply chain or cause supply disruptions, which could, in turn, disrupt its operations. If MunnWorks experiences supply disruptions, it may not be able to develop alternate sourcing quickly. Any disruption of its production schedule caused by an unexpected shortage of systems, components, raw materials or parts even for a relatively short period of time could cause it to alter production schedules or suspend production entirely. If any such disruptions occur it could have a material adverse effect on our business, results of operations and financial condition.

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MunnWorks’ business is highly dependent on market perceptions of it and the quality of its products.

Market perceptions of MunnWorks’ business are very important to us, especially market perceptions of the quality of MunnWorks’ products. Because MunnWorks’ business is dependent on market perceptions, negative publicity associated or perceived to be associated with its business, products or product pricing could have a material adverse impact on our business, results of operations and financial condition.

Risks Related to Our Intellectual Property

 If the patents that we own or license, or our other intellectual property rights, do not adequately protect our technologies, we could lose market share to our competitors and be unable to operate our business profitably.Our future success depends, in part, on our ability to obtain and maintain patent protection for our products and technology, to preserve our trade secrets and to operate without infringing the intellectual property of others. We rely on patents to establish and maintain proprietary rights in our technology and products. We currently possess a number of issued patents and patent applications with respect to our products and technology. However, we cannot ensure that any additional patents will be issued, that the scope of any patent protection will be effective in helping us address our competition, or that any of our patents will be held valid if subsequently challenged. It is also possible that our competitors could independently develop similar or more desirable products, duplicate our products, or design products that circumvent our patents. The laws of foreign countries may not protect our products or intellectual property rights to the same extent as the laws of the United States. In addition, there have been recent changes in the patent laws and rules of the U.S. Patent and Trademark Office (“USPTO”), and there could be future proposed changes that, if enacted, have a significant impact on our ability to protect our technology and enforce our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitive position could be adversely affected, and there could be a material adverse effect on sales, cash collections, and our ability to meet operating cash flow requirements.

If third parties claim that we infringe their intellectual property rights, we could incur liabilities and costs and have to redesign or discontinue selling certain products, which could have a material adverse effect on our business, financial condition, and results of operations.

We face substantial uncertainty regarding the impact that other parties’ intellectual property positions will have on UV light applications. From time to time, we expect to continue to receive, notices of claims of infringement, misappropriation, or misuse of other parties’ proprietary rights. Some of these claims could lead to litigation. We may not prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. Any claims, with or without merit, could be time-consuming and distracting to management, result in costly litigation, or cause product shipment delays. Adverse determinations in litigation could subject us to significant liability and could result in the loss of proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. Additionally, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and we may not be able to obtain a license on acceptable terms, or at all.

Patent terms are limited and we may not be able to effectively protect our products and business.

Patents have a limited lifespan. In the U.S., the natural expiration of a patent is generally 20 years after it is filed. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. In addition, upon issuance in the U.S., the patent term may be extended based on certain delays caused by the applicant(s) or the USPTO. Even if we obtain effective patent rights for all our current patent applications, we may not have sufficient patent terms or regulatory exclusivity to protect our products, and our business and results of operations would be adversely affected.

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We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in or right to compensation with respect to our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. To the extent that our employees have not effectively waived the right to compensation with respect to inventions that they helped create, they may be able to assert claims for compensation with respect to our future revenue may be successful. As a result, we may receive less revenue from future products if such claims are successful which in turn could impact our future profitability.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other equipment manufacturing companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involves both technological and legal complexity. Therefore, obtaining and enforcing patents is costly, time-consuming, and inherently uncertain. In addition, the U.S. has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to this Offering

Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of any net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of any proceeds from the exercise of warrants on a cash basis in this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for you.

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Investors in this offering may experience future dilution as a result of this and future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock. Investors purchasing our shares or other securities in the future could have rights superior to existing Common Stockholders, and the price per share at which we sell additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock in future transactions may be higher or lower than the price per share in this offering.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Series A Perpetual Preferred Stock and our Common Stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Several analysts cover our stock. If one or more of those analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Risks Relating to Ownership of Our Securities.

We cannot assure you that an active trading market will develop in the near future.

We will apply to have our Series A Perpetual Preferred Stock listed on the Nasdaq Capital Market under the symbol “AUVIP.” However, we cannot assure you that an active trading market for our Perpetual Preferred Stock will develop in the future. In addition, our Common Stock has been listed on the Nasdaq Capital Market under the symbol “AUVI” since September 2, 2020 and has been actively traded. We cannot assure you that that an active trading market for our Common Stock will continue, and if commenced, that an active trading market in our Series A Perpetual Preferred Stock would continue, in the future due to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. We cannot give you any assurance that an active public trading market for our Common stock or our Series A Perpetual Preferred Stock will be sustained. You may not be able to liquidate your shares of either security quickly or at the market price if trading in our Common Stock is not active.

The public price of our Series A Perpetual Preferred Stock and Common Stock may be volatile, and could, following a sale decline significantly and rapidly.

The offering price for the shares of Series A Perpetual Preferred Stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our Series A Perpetual Preferred Stock may decline below the initial offering price, and you may not be able to sell your shares of our Series A Perpetual Preferred Stock, at or above the price you paid in the offering, or at all. Following this Offering, the public price of our Series A Perpetual Preferred Stock in the secondary market will be determined by private buy and sell transaction orders collected from broker-dealers.

We may not be able to satisfy listing requirements of Nasdaq to maintain a listing of our Series A Perpetual Preferred Stock.

In order for our Series A Perpetual Preferred Stock to continue to be listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate the maintenance requirements for continued listing of our Series A Perpetual Preferred Stock, our Series A Perpetual Preferred Stock may be delisted. In addition, our board may determine that the cost of maintaining our listings on a national securities exchange outweighs the benefits of such listings. A delisting of our Series A Perpetual Preferred Stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our Series A Perpetual Preferred Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Series A Perpetual Preferred Stock. In addition, the delisting of our Series A Perpetual Preferred Stock could significantly impair our ability to raise capital.

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This offering has not been reviewed by independent professionals.

We have not retained any independent professionals to review or comment on this prospectus or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of making a decision to purchase our Series A Perpetual Preferred Stock, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in making a determination to purchase our shares of Series A Perpetual Preferred Stock.

Max Munn, our President and a director of the Company indirectly owns or controls approximately 53.5% of our Common Stock and will be able to exert a controlling influence over our business affairs and matters submitted to stockholders for approval.

The Series A Perpetual Preferred Stock have generally no voting rights which means that only holders of our Common Stock may vote their shares at meetings of stockholders. Max Munn, our President and a director of the Company beneficially owns approximately 53.5% of our Common stock through a trust in which his spouse is the trustee. After this offering, it is anticipated that Mr. Munn will beneficially own or control 5,000,000 shares of our Common Stock. Additionally, Mr. Munn beneficially owns 2,000 shares of the Company’s Super Voting Preferred Stock through a trust in which his spouse is the trustee, which is entitled to 1,000 votes per share and votes with the Common Stock as a single class. As a result, Mr. Munn will have control over all matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws, the approval of any business combination and any other significant corporate transaction. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

Additionally, Mr. Munn has been assessed responsible person tax penalties of approximately (i) $516,000 imposed by the United States Internal Revenue Service and (ii) $185,000, in aggregate amount, imposed by the New York State Department of Taxation and Finance, in each case which arose out of Mr. Munn’s position as an executive officer and principal of APF Group, Inc. in 2008 and 2009. Although Mr. Munn and his tax counsel believe that Mr. Munn will either be able to successfully challenge the federal and state tax assessments or settle for an amount that will be well within Mr. Munn’s economic reach, no assurances can be given that Mr. Munn will succeed in his attempt to challenge or settle these claims. If Mr. Munn is not successful with respect to these claims, the economic consequences could become a significant distraction to Mr. Munn in the performance of his duties as President and a director of the Company, which could have a material adverse effect on the operations and financial condition of the Company.

Mr. Munn may have interests different from yours.

We have not paid dividends on our Common Stock in the past and do not expect to pay dividends on our Common Stock in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our Common Stock and do not anticipate paying cash dividends on our Common Stock in the foreseeable future. We currently intend to retain any future earnings to support the development of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our Common Stock is limited by the terms of our Series A Perpetual Preferred Stock and may be limited by Delaware state law. Accordingly, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize a return on their investment.

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The elimination of personal liability against our directors and officers under Delaware law and the existence of our Amended and Restated Certificate of Incorporation and our Bylaws eliminate the personal liability of our directors and officers to us and our stockholders for damages for breach of fiduciary duty as a director or officer to the extent permissible under Delaware law. Further, our amended and restated certificate of incorporation and our Bylaws and individual indemnification agreements we have entered with each of our directors and executive officers provide that we are obligated to indemnify each of our directors or officers to the fullest extent authorized by the Delaware law and, subject to certain conditions, advance the expenses incurred by any director or officer in defending any action, suit or proceeding prior to its final disposition. Those indemnification obligations could expose us to substantial expenditures to cover the cost of settlement or damage awards against our directors or officers, which we may be unable to afford. Further, those provisions and resulting costs may discourage us or our stockholders from bringing a lawsuit against any of our current or former directors or officers for breaches of their fiduciary duties, even if such actions might otherwise benefit our stockholders, indemnification rights held by our directors, officers and employees may result in substantial expenses.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Company’s Certificate of Incorporation or the Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above.

We believe these provisions benefit us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors, officers, employees and agents as it may limit any stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees or agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Our revenues, operating results and cash flows may fluctuate in future periods and we may fail to meet investor expectations, which may cause the price of our Series A Perpetual Preferred Stock and Common Stock to decline.

Variations in our quarterly and year-end operating results are difficult to predict and our income and cash flows may fluctuate significantly from period to period, which may impact our board of directors’ willingness or legal ability to declare a monthly dividend. If our operating results fall below the expectations of investors or securities analysts, the price of our Series A Perpetual Preferred Stock could decline substantially. Specific factors that may cause fluctuations in our operating results include:

•	demand and pricing for our products and services;

•	introduction of competing products;

•	our operating expenses which fluctuate due to growth of our business; and

•	variable sales cycle and implementation periods for content and services.

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The market price of our securities could be substantially affected by various factors.

The market price of the Series A Perpetual Preferred Stock and the Common Stock could be subject to wide fluctuations in response to numerous factors. The price of the Series A Perpetual Preferred Stock and the Common Stock that will prevail in the market after this offering may be higher or lower than the offering price depending on many factors, some of which are beyond our control and may not be directly related to our operating performance.

These factors include, but are not limited to, the following:

•	prevailing interest rates, increases in which may have an adverse effect on the market price of the Series A Perpetual Preferred Stock;

•	trading prices of similar securities;

•	our history of timely dividend payments;

•	the annual yield from dividends on the Series A Perpetual Preferred Stock as compared to yields on other financial instruments;

•	general economic and financial market conditions;

•	government action or regulation;

•	the financial condition, performance and prospects of us and our competitors;

•	changes in financial estimates or recommendations by securities analysts with respect to us or our competitors in our industry;

•	our issuance of additional preferred equity or debt securities; and

•	actual or anticipated variations in quarterly operating results of us and our competitors.

As a result of these and other factors, investors who purchase the Series A Perpetual Preferred Stock in this offering may experience a decrease, which could be substantial and rapid, in the market price of the Series A Perpetual Preferred Stock, including decreases unrelated to our operating performance or prospects.

You should consult your own independent tax advisor regarding any tax matters arising with respect to the securities offered in connection with this offering.

Participation in this offering could result in various tax-related consequences for investors. All prospective purchasers of the resold securities are advised to consult their own independent tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences relevant to the purchase, ownership and disposition of the resold securities in their particular situations.

IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY U.S. TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE INTERNAL REVENUE CODE. IN ADDITION, ANY U.S. TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS) IS WRITTEN TO SUPPORT THE “PROMOTION OR MARKETING” OF THE MATTER(S) ADDRESSED HEREIN. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM YOUR OWN INDEPENDENT TAX ADVISOR.

The Series A Perpetual Preferred Stock ranks junior to all of our indebtedness and other liabilities.

In the event of our bankruptcy, liquidation, dissolution or winding-up of our affairs, our assets will be available to pay obligations on the Series A Perpetual Preferred Stock only after all of our indebtedness and other liabilities have been paid. The rights of holders of the Series A Perpetual Preferred Stock to participate in the distribution of our assets will rank junior to the prior claims of our current and future creditors and any future series or class of preferred stock we may issue that ranks senior to the Series A Perpetual Preferred Stock. Also, the Series A Perpetual Preferred Stock effectively ranks junior to all existing and future indebtedness and to the indebtedness and other liabilities of any future subsidiaries. Our existing subsidiaries are, and future subsidiaries would be, separate legal entities and have no legal obligation to pay any amounts to us in respect of dividends due on the Series A Perpetual Preferred Stock.

We have incurred and may in the future incur substantial amounts of debt and other obligations that will rank senior to the Series A Perpetual Preferred Stock. If we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets to pay amounts due on any or all of the Series A Perpetual Preferred Stock then outstanding.

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The Company’s ability to pay dividends and to meet its debt obligations largely depends on the performance of its subsidiaries and the ability to utilize the cash flows from those subsidiaries.

The Company is a holding company for SteriLumen and MunnWorks and has no material assets other than its equity interests in those subsidiaries. Therefore, the only current revenue source for future dividends on the Series A Perpetual Preferred Stock is from its subsidiaries. SteriLumen is an early-stage designer and marketer of disinfection systems with limited operating history spanning from December 2016. As a result of the acquisition of the Akida assets, we expect that SteriLumen will have positive cash flow, but this cash flow combined with cash flows from MunnWorks may not be sufficient to pay dividends on the Series A Perpetual Preferred Stock. Our utilization of cash has been and will continue to be highly dependent on SteriLumen’s product development programs and cash flow from Airocide and MunnWorks’ operations. Our cash expenses will be highly dependent on the product development programs SteriLumen chooses to pursue, the progress of these product development programs, the results of SteriLumen’s validation/marketing studies, the terms and conditions of SteriLumen’s contracts with service providers and manufacturing contractors, and the terms of recruitment of facilities in our validation/marketing studies.

In addition, the subsidiaries and any joint ventures or other entities accounted for as equity method investments are separate and distinct legal entities that are not obligated to pay dividends or make loans or distributions to the Company, whether to enable us to pay principal and interest on our debt, our other obligations or dividends on our Common Stock or preferred stock (including the Series A Perpetual Preferred Stock offered hereby), and could be precluded from paying any such dividends or making any such loans or distributions under certain circumstances, including, without limitation, as a result of legislation, regulation, court order, contractual restrictions or in times of financial distress. The inability to access capital from our subsidiaries and entities accounted for as equity method investments as well from the capital markets could have a material adverse effect on the Company’s cash flows and financial condition and, on our ability, to pay dividends on the Series A Perpetual Preferred Stock.

The Series A Perpetual Preferred Stock will be effectively subordinated to the obligations of our subsidiaries.

We are a holding company and conduct substantially all of our operations through our subsidiaries. Our right to receive any assets of any of our subsidiaries upon their liquidation, reorganization or otherwise, and thus the ability of a holder of our Series A Perpetual Preferred Stock to benefit indirectly from such distribution, will be subject to the prior claims of the subsidiaries’ creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of those subsidiaries and any indebtedness of those subsidiaries senior to that held by us.

We must adhere to prescribed legal requirements and we must also have sufficient cash in order to be able to pay dividends on the Preferred Stock.

In accordance with Section 170 of the Delaware General Corporation Law (“DGCL”), we may only declare and pay cash dividends on the Series A Perpetual Preferred Stock if we have either net profits during the fiscal year in which the dividend is declared and/or the preceding fiscal year, or a “surplus”, meaning the excess, if any, of our net assets (total assets less total liabilities) over our capital. If the capital of the Company, computed in accordance with Sections 154 and 244 of the DGCL, shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of the Company cannot declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired. We can provide no assurance that we will satisfy such requirements in any given year. Further, even if we have the legal ability to declare a dividend, we may not have sufficient cash to pay dividends on the Series A Perpetual Preferred Stock. Our ability to pay dividends may be impaired if any of the risks described in this prospectus actually occur. Also, payment of our dividends depend upon our financial condition and other factors as our board of directors may deem relevant from time to time. We cannot assure you that our businesses will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay dividends on the Series A Perpetual Preferred Stock.

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The Series A Perpetual Preferred Stock represents perpetual equity interests in us, and investors should not expect us to redeem the Series A Perpetual Preferred Stock on any such date that the Series A Perpetual Preferred Stock becomes redeemable by us or on any particular date afterwards.

The Series A Perpetual Preferred Stock represents perpetual equity interests in us, and it has no maturity or mandatory redemption, is not redeemable at the option of investors under any circumstances. As a result, unlike our indebtedness, the Series A Perpetual Preferred Stock will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Perpetual Preferred Stock may be required to bear the financial risks of an investment in the Series A Perpetual Preferred Stock for an indefinite period of time.

We may redeem the Series A Perpetual Preferred Stock on a date or dates determined in our sole discretion and the investor may not find a new investment with a comparable dividend or interest rate.

The Series A Perpetual Preferred Stock will be a perpetual equity security. This means that it will have no maturity or mandatory redemption date and will not be redeemable at the option of the holders. We may, at our option, after [*], 2022, redeem the Series A Perpetual Preferred Stock, in whole or in part, at any time or from time to time as we may determine in our sole discretion, for cash at a redemption price equal to $27.50 until [*] 2026 and $25.00 thereafter. We may have an incentive to redeem the Series A Perpetual Preferred Stock voluntarily if we can do so without paying the premium or if market conditions allow us to issue other preferred stock or debt securities at a rate that is lower than the dividend rate on the Series A Perpetual Preferred Stock. If we redeem the Series A Perpetual Preferred Stock, then from and after the redemption date, dividends will cease to accrue on shares of Series A Perpetual Preferred Stock, the shares of Series A Perpetual Preferred Stock shall no longer be deemed outstanding and all rights as a holder of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If we choose to redeem the Series A Perpetual Preferred Stock, you may not be able to reinvest the redemption proceeds in a comparable security at an effective dividend or interest rate as high as the dividend payable on the Series A Perpetual Preferred Stock.

The Series A Perpetual Preferred Stock has not been rated.

We have not sought to obtain a rating for the Series A Perpetual Preferred Stock, and the Series A Perpetual Preferred Stock may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series A Perpetual Preferred Stock or that we may elect to obtain a rating of the Series A Perpetual Preferred Stock in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series A Perpetual Preferred Stock in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series A Perpetual Preferred Stock. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series A Perpetual Preferred Stock. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series A Perpetual Preferred Stock may not reflect all risks related to us and our business, or the structure or market value of the Series A Perpetual Preferred Stock.

If Nasdaq delists the Series A Perpetual Preferred Stock, investors’ ability to make trades in the Series A Perpetual Preferred Stock could be limited.

We will apply to have our Series A Perpetual Preferred Stock listed on the Nasdaq Capital Market under the symbol “AUVIP.” We cannot assure you that the Series A Perpetual Preferred Stock will be approved for listing by the Nasdaq Capital Market. In order to list the Series A Perpetual Preferred Stock on the Nasdaq Capital Market and continue to be listed, we must meet and maintain certain financial, distribution, and share price levels. Generally, this means having a minimum number of publicly held shares of Series A Perpetual Preferred Stock (generally 1,000,000 shares), a minimum market value (generally $5,000,000), a minimum net income from continuing operations (generally $750,000) and a minimum number of holders (generally 300 public holders). If we are also unable to meet the listing standards for the Nasdaq Capital Market, we may apply to have our Series A Perpetual Preferred Stock quoted by OTC Markets. If we are unable to maintain listing for the Series A Perpetual Preferred Stock on the Nasdaq Capital Market, the ability to transfer or sell shares of the Series A Perpetual Preferred Stock will be limited and the market value of the Series A Perpetual Preferred Stock will likely be materially adversely affected. Moreover, since the Series A Perpetual Preferred Stock has no stated maturity date, investors may be forced to hold shares of the Series A Perpetual Preferred Stock indefinitely while receiving stated dividends thereon when, as and if authorized by our board of directors and paid by us with no assurance as to ever receiving the liquidation value thereof.

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The market for our Series A Perpetual Preferred Stock may not provide investors with adequate liquidity.

Liquidity of the market for the Series A Perpetual Preferred Stock depends on a number of factors, including prevailing interest rates, our financial condition and operating results, the number of holders of the Series A Perpetual Preferred Stock, the market for similar securities and the interest of securities dealers in making a market in the Series A Perpetual Preferred Stock. We cannot predict the extent to which investor interest in our Company will maintain a trading market in our Series A Perpetual Preferred Stock, or how liquid that market will be. If an active market is not maintained, investors may have difficulty selling shares of our Series A Perpetual Preferred Stock.

We are allowed to issue shares of other series of preferred stock that rank above or equal to the Series A Perpetual Preferred Stock as to dividend payments and rights upon our liquidation, dissolution or winding up of our affairs without first obtaining the approval of the holders of our Series A Perpetual Preferred Stock. The issuance of additional shares of Series A Perpetual Preferred Stock and/or additional series of preferred stock could have the effect of reducing the amounts available to the Series A Perpetual Preferred Stock upon our liquidation or dissolution or the winding up of our affairs. It also may reduce dividend payments on the Series A Perpetual Preferred Stock if we do not have sufficient funds to pay dividends on all Series A Perpetual Preferred Stock outstanding and other classes or series of stock with equal or senior priority with respect to dividends. Future issuances and sales of senior or pari passu preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Series A Perpetual Preferred Stock and our Common Stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

Market interest rates may materially and adversely affect the value of the Series A Perpetual Preferred Stock.

One of the factors that will influence the price of the Series A Perpetual Preferred Stock is the dividend yield on the Series A Perpetual Preferred Stock (as a percentage of the market price of the Series A Perpetual Preferred Stock) relative to market interest rates. Continued increase in market interest rates may lead prospective purchasers of the Series A Perpetual Preferred Stock to expect a higher dividend yield (and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for dividend payments). Thus, higher market interest rates could cause the market price of the Series A Perpetual Preferred Stock to materially decrease.

Holders of the Series A Perpetual Preferred Stock may be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.”

Distributions paid to corporate U.S. holders of the Series A Perpetual Preferred Stock may be eligible for the dividends-received deduction, and distributions paid to non-corporate U.S. holders of the Series A Perpetual Preferred Stock may be subject to tax at the preferential tax rates applicable to “qualified dividend income,” only if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Additionally, we may not have sufficient current earnings and profits during future fiscal years for the distributions on the Series A Perpetual Preferred Stock to qualify as dividends for U.S. federal income tax purposes. If the distributions fail to qualify as dividends, U.S. holders would be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.”  If any distributions on the Series A Perpetual Preferred Stock with respect to any fiscal year are not eligible for the dividends-received deduction or preferential tax rates applicable to “qualified dividend income” because of insufficient current or accumulated earnings and profits, it is possible that the market value of the Series A Perpetual Preferred Stock might decline.

A holder of Series A Perpetual Preferred Stock has essentially no voting rights.

The holders of Series A Perpetual Preferred Stock will not be entitled to vote on any matter that comes before our stockholders for a vote unless such vote is required by the DGCL. This means that, unless it is required by Delaware law, you will not have the right to participate in any decisions regarding or affecting our Company or your investment, including the election of directors or any extraordinary events, such as a merger, acquisition or other similar transaction. Decisions on those matters could be made in a manner that materially and adversely affects your interests. Our shares of the Super Voting Preferred Stock and our Common Stock are the only classes of our securities that carry full voting rights. Please see the section of this prospectus entitled “Description of the Securities--Series A Perpetual Preferred Stock—Voting Rights.”

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Future issuances of preferred stock may reduce the value of the Series A Perpetual Preferred Stock.

Upon the completion of the offering described in this prospectus, we may sell additional shares of preferred stock on terms that may differ from those described in this prospectus. Such shares could rank on parity with or senior to the Series A Perpetual Preferred Stock offered hereby as to dividends, voting or rights upon liquidation, winding up or dissolution. The creation and subsequent issuance of additional classes of preferred stock on parity with the Series A Perpetual Preferred Stock, could dilute the interests of the holders of Series A Perpetual Preferred Stock offered hereby. Any issuance of preferred stock that is senior to the Series A Perpetual Preferred Stock would not only dilute the interests of the holders of Series A Perpetual Preferred Stock offered hereby, but also could affect our ability to pay distributions on, redeem or pay the liquidation preference on the Series A Perpetual Preferred Stock.

If we are not paying full dividends on any future dividend parity stock, we will not be able to pay full dividends on the Series A Perpetual Preferred Stock.

When dividends are not paid in full on outstanding shares of any class or series of our stock that ranks on a parity with the Series A Perpetual Preferred Stock in the payment of dividends (“dividend parity stock”) for a dividend period, all dividends declared with respect to shares of Series A Perpetual Preferred Stock and all shares of outstanding dividend parity stock for such dividend period shall be declared pro rata so that the respective amounts of such dividends declared bear the same ratio to each other as all accrued but unpaid dividends per share on the shares of Series A Perpetual Preferred Stock and all shares of outstanding dividend parity stock for such dividend period bear to each other. Therefore, if we are not paying full dividends on any outstanding shares of dividend parity stock, we will not be able to pay full dividends on the Series A Perpetual Preferred Stock.

We will have broad discretion in using the proceeds of this offering and we may not effectively spend the proceeds.

We will use the net proceeds of this offering for general corporate purposes, including investments and acquisitions. We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. We will have significant flexibility and broad discretion in applying the net proceeds of this offering, and we may not apply these proceeds effectively. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds, and you will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Provisions of our Amended and Restated Certificate of Incorporation could delay or prevent the acquisition or sale of our business.

Our Amended and Restated Certificate of Incorporation permits our Board of Directors to designate new series of preferred stock and issue those shares without any vote or action by our stockholders. Such newly authorized and issued shares of preferred stock could contain terms that grant special voting rights to the holders of such shares that make it more difficult to obtain stockholder approval for an acquisition of our business or increase the cost of any such acquisition.

We expect that we will need to raise additional capital, and raising additional funds by issuing additional equity securities or with additional debt financing may cause dilution to shareholders or restrict our operations.

We expect that we will need to raise additional capital in the future. We may raise additional funds through public or private equity or debt offerings or other financings, as well as borrowings from banks or through the issuance of debt securities. Additional issuances of equity securities, including additional shares of the preferred stock or shares of any new series of parity stock or senior stock, or debt or other securities that are convertible into or exchangeable for, or that represent the right to receive, any new series of parity stock or senior stock, could dilute the economic and other rights and interests of holders of shares of the Series A Perpetual Preferred Stock and cause the market price of the Series A Perpetual Preferred Stock to decline.

Any new debt financing we enter into may involve covenants that restrict our operations more than our current outstanding debt. These restrictive covenants could include limitations on additional borrowings and specific restrictions on the use of our assets, as well as prohibitions or limitations on our ability to create liens, pay dividends, receive distributions from our subsidiaries, redeem or repurchase our stock or make investments. These factors could hinder our access to capital markets and limit or delay our ability to carry out our capital expenditure plan or pursue other opportunities beyond the current capital expenditure plan. Further, we may incur substantial costs in pursuing any capital-raising transactions, including investment banking, legal and accounting fees. On the other hand, if we are unable to obtain capital when needed, on reasonable terms and in amounts sufficient to fund our obligations, expenses, capital expenditure plan and other strategic initiatives, we could be forced to suspend, delay or curtail these plans or initiatives or could default on our contractual commitments. Any such outcome could negatively affect our business, performance, liquidity and prospects.

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IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS FILING, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER POSSIBLE RISKS MAY ADVERSELY IMPACT THE COMPANY’S BUSINESS OPERATIONS AND THE VALUE OF THE COMPANY’S SECURITIES.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

1.	Our ability to effectively operate our business segments;

2.	Our ability to manage our research, development, expansion, growth and operating expenses;

3.	Our ability to evaluate and measure our business, prospects and performance metrics;

4.	Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving ridesharing industry;

5.	Our ability to respond and adapt to changes in technology and customer behavior;

6.	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand; and

7.	other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, assuming no exercise of the overallotment option will be approximately $[*] million, after deducting underwriter discount and commissions of approximately $[*] million, management fee of approximately $[*] million and an aggregate of approximately $[*] million in accountable expense allowance and other estimated offering expenses payable by us for this offering. If the overallotment is exercised, we will receive additional proceeds of approximately $[*] million, after deducting underwriter discount and commissions, management fee and accountable expense of approximately $[*] million. We intend to use the net proceeds from the sale of Series A Perpetual Preferred Stock by us in this offering for general corporate purposes, including investments and acquisitions.

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CAPITALIZATION

The following table sets forth our consolidated cash and capitalization, as of December 31, 2020. Such information is set forth on the following basis:

on a pro forma basis giving effect to the sale of (i) 1,375,000 shares of Common Stock by us in connection with our acquisition of the assets of Akida in February 2021 and (ii) shares of Series A Perpetual Preferred Stock by us in connection with our offering at an assumed public offering price of $22.5 share after deducting the underwriter discount and commissions and offering expenses paid by us.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in or incorporated by reference in this prospectus.

The pro forma as adjusted information set forth below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

	Actual	Pro Forma (1)
Cash	$11,757,930	$

Short term liabilities, including deferred revenue due within one year	$2,697,408	$

Total liabilities including lease obligations - net of current portion	$3,364,065	$

Stockholders’ equity:
Common stock, $0.0001 par value, 150,000,000 shares authorized, 7,945,034 shares outstanding actual, 9,320,034 shares outstanding pro forma	795
Preferred stock, $0.0001 par value, 990,000 shares authorized actual and 8,790,000 shares authorized proforma and as adjusted, no shares issued and outstanding actual and no shares issued and outstanding proforma	—
Preferred stock, Series X, $0.0001 par value, 10,000 shares authorized actual and 10,000 shares authorized proforma and as adjusted, 2,000 shares issued and outstanding actual, 2,000 shares issued and outstanding pro forma
Preferred stock, Series A Perpetual, $0.0001 par value, no shares authorized actual and 1,380,000 shares authorized proforma and as adjusted, no shares issued and outstanding actual and shares issued and outstanding proforma and as adjusted	—
Additional paid-in capital	11,973,051
Retained earnings (deficit)	(2,219,091)

Total stockholders’ equity	9,754,756
Total capitalization	$13,118,821	$

(1) Does not include: (a) shares issuable upon the exercise of the underwriter’s option to purchase up to [*] additional shares of Preferred Stock, Series A Perpetual; (b) [*] shares of our common stock issuable upon exercise of outstanding vested options and (c) [*] shares of our common stock issuable upon exercise of other outstanding warrants.

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DESCRIPTION OF SERIES A PERPETUAL PREFERRED STOCK

The description of certain terms of the [*]% Series A Cumulative Perpetual Preferred Stock (“Series A Perpetual Preferred Stock”) in this prospectus does not purport to be complete and is in all respects subject to, and qualified in its entirety by references to the relevant provisions of our amended and restated certificate of incorporation, the certificate of designations establishing the terms of our Series A Perpetual Preferred Stock, as amended, our amended and restated bylaws and Delaware corporate law. Copies of our certificate of incorporation, certificate of designations, bylaws and all amendments thereto, are available from us upon request.

General

Pursuant to our amended and restated certificate of incorporation, as amended, we are currently authorized to designate and issue up to 1,000,000 shares of preferred stock, par value $0.0001 per share, in one or more classes or series and, subject to the limitations prescribed by our amended and restated certificate of incorporation and Delaware corporate law, with such rights, preferences, privileges and restrictions of each class or series of preferred stock, including dividend rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series as our board of directors may determine, without any vote or action by our shareholders. As of April [*], 2021, we had 10,000 preferred shares designated as Super Voting Preferred Stock and 2,000 of such shares issued and outstanding and 990,000 shares of preferred stock authorized but undesignated and unissued. In order to issue [*] shares of Series A Perpetual Preferred Stock, our amended and restated certificate of incorporation must be amended to increase the authorized and unissued shares of preferred stock to at least [*] shares.

Our board of directors and majority shareholder approved an amendment to our amended and restated certificate of incorporation to increase the amount of our authorized preferred stock from 1,000,000 to 10,000,000 (the “Charter Amendment”). Pursuant to Section 14(c) of the Exchange Act and Regulation 14c-2 thereunder, before we can make the Charter Amendment effective, we will be required to file a Preliminary Information Statement on Schedule 14C (the “Preliminary 14C”) with the SEC which provides information with respect to the Charter Amendment and the terms of I the Series A Perpetual Preferred Stock. If we do not receive comments on the Preliminary 14C from the SEC within 10 days of filing the Preliminary 14C, we expect to file with the SEC and mail to stockholders a Definitive Information Statement on Schedule14C (the “Definitive 14C”). Twenty (20) days after filing and mailing the Definitive 14C, we expect to effect the Charter Amendment by filing it with the state of Delaware. The offering of the Series A Perpetual Preferred will not be consummated until the Charter Amendment is filed and effective in the State of Delaware. We will file the Preliminary 14C immediately after filing the registration statement related to this prospectus with the SEC.

After the Charter Amendment is effective, our board of directors may, without the approval of holders of the Series A Perpetual Preferred Stock or our Common Stock, designate additional series of authorized preferred stock ranking senior to the Series A Perpetual Preferred Stock or designate additional shares of the Series A Perpetual Preferred Stock and authorize the issuance of such shares.

The Series A Perpetual Preferred Stock offered hereby, when issued, delivered and paid for in accordance with the terms of our underwriting agreement, will be fully paid and non-assessable.

The registrar, transfer agent, and paying agent in respect of the Series A Perpetual Preferred Stock is VStock Transfer, LLC.

Listing

We will apply for listing our Series A Perpetual Preferred Stock on the Nasdaq Capital Market under the symbol “AUVIP.”

No Maturity or Mandatory Redemption

The Series A Perpetual Preferred Stock has no stated maturity and will not be subject to mandatory redemption. Shares of the Series A Perpetual Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them. We are not required to redeem or set aside funds to redeem the Series A Perpetual Preferred Stock.

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Ranking

The Series A Perpetual Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up:

•	senior to all classes or series of our Common Stock and to all other equity securities issued by us other than equity securities referred to in the next two bullet points below;

•	on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series A Perpetual Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up;

•	junior to all equity securities issued by us with terms specifically providing for ranking senior to the Series A Perpetual Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up and voting; and

•	effectively junior to all our existing and future indebtedness (including indebtedness convertible to our Common Stock or preferred stock) and to any indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries.

Dividends

Holders of shares of the Series A Perpetual Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds of the Company legally available for the payment of dividends, cumulative cash dividends at the rate of [*]% on $25.00 per share of the Series A Perpetual Preferred Stock per annum (equivalent to $[*] per annum per share). Commencing on the date of issuance of Series A Perpetual Preferred Stock (the “Issue Date”), dividends will accrue on the Series A Perpetual Preferred Stock daily and will be cumulative from, and including, the first day of the month of the applicable Issue Date, and will be payable quarterly in arrears on the 15th day of each March, June, September and December, commencing on [*], 2021 (each, a “Dividend Payment Date”) to the holders of record of the Series A Perpetual Preferred Stock as they appear on the stock records of the Company at the close of business on the last day of the calendar month, whether or not a Business Day, immediately preceding the month in which the applicable dividends will be paid (each, a “Dividend Record Date”); provided, that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date and no interest, additional dividends or other sums will accumulate on the amount so payable for the period from and after such Dividend Payment Date to such next succeeding Business Day. Dividends payable on the Series A Perpetual Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months, provided that for partial dividend periods, dividend payments will be pro-rated. The dividends payable on any Dividend Payment Date will include dividends accumulated to, but not including, such Dividend Payment Date.

No dividends on shares of Series A Perpetual Preferred Stock shall be authorized by our board of directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law. You should review the information appearing above under “Risk Factors—We may not be able to pay dividends on the Series A Perpetual Preferred Stock” for information as to, among other things, other circumstances under which we may be unable to pay dividends on the Series A Perpetual Preferred Stock.

Notwithstanding the foregoing, dividends on the Series A Perpetual Preferred Stock will accumulate whether or not the Company has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared by the board of directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Perpetual Preferred Stock which may be in arrears, and holders of the Series A Perpetual Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Perpetual Preferred Stock will first be credited against the earliest accumulated but unpaid dividend due with respect to the Series A Perpetual Preferred Stock.

Future distributions on our Common Stock and preferred stock, including the Series A Perpetual Preferred Stock will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on our preferred stock or what the actual distributions will be for any future period.

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Unless full cumulative dividends on all shares of Series A Perpetual Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no dividends (other than in shares of Common Stock or in shares of any series of preferred stock that we may issue ranking junior to the Series A Perpetual Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up) shall be declared or paid or set aside for payment upon shares of our Common Stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series A Perpetual Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Nor shall any other distribution be declared or made upon shares of our Common Stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series A Perpetual Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Also, any shares of our Common Stock or preferred stock that we may issue ranking junior to or on a parity with the Series A Perpetual Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for our other capital stock that we may issue ranking junior to the Series A Perpetual Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up).

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Perpetual Preferred Stock and the shares of any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series A Perpetual Preferred Stock, all dividends declared upon the Series A Perpetual Preferred Stock and any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series A Perpetual Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Perpetual Preferred Stock and such other series of preferred stock that we may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Perpetual Preferred Stock and such other series of preferred stock that we may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Perpetual Preferred Stock that may be in arrears.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Perpetual Preferred Stock will be entitled to be paid out of the assets the Company has legally available for distribution to its shareholders, subject to the preferential rights of the holders of any class or series of capital stock of the Corporation it may issue ranking senior to the Series A Perpetual Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of Twenty Five Dollars ($25.00) per share plus an amount equal to any accumulated and unpaid dividends thereon (the “Liquidation Amount”) before any distribution of assets is made to holders of Common Stock or any other class or series of our capital stock that we may issue that ranks junior to the Series A Perpetual Preferred Stock as to liquidation rights. The Liquidation Amount for any shares of Series A Perpetual Preferred Stock will be proportionately adjusted in the event of a stock split, stock combination or similar event so that the aggregate Liquidation Amount allocable to all outstanding shares of Series A Perpetual Preferred Stock immediately prior to such event is the same immediately after giving effect to such event.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Perpetual Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company that it may issue ranking on a parity with the Series A Perpetual Preferred Stock in the distribution of assets, then the holders of the Series A Perpetual Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

We will use commercially reasonable efforts to provide written notice of any such liquidation, dissolution or winding up no fewer than 10 days prior to the payment date. After payment of the full Liquidation Amount, the holders of Series A Perpetual Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation, trust or entity or of any other entity with or into the Company, or the sale, lease, transfer or conveyance of all or substantially all of the property or business the Company, will not be deemed a liquidation, dissolution or winding up of the Company.

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Redemption

Redemption Prohibited. The Series A Perpetual Preferred Stock is not redeemable by us prior to [*], 2022

Optional Redemption. On and after [*], 2022, the Company may, at its option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series A Perpetual Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $27.50, plus (y) any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption; provided, however, after [*], 2026, the cash redemption price shall decrease to $25.00 plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.

Redemption Procedures.

In the event the Company elects to redeem Series A Perpetual Preferred Stock, it will mail a notice of redemption not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of Series A Perpetual Preferred Stock called for redemption at such holder’s address as it appears on the stock transfer records of the Company which shall state:

•	the redemption date;

•	the number of shares of Series XSeries A Perpetual Preferred Stock to be redeemed;

•	the redemption price;

•	the place or places where certificates (if any) for the Series A Perpetual Preferred Stock are to be surrendered for payment of the redemption price; and

•	that dividends on the shares to be redeemed will cease to accumulate on the redemption date.

If less than all of the shares of Series A Perpetual Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Perpetual Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Perpetual Preferred Stock except as to the holder to whom notice was defective or not given.

Holders of the Series A Perpetual Preferred Stock to be redeemed shall surrender the Series A Perpetual Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Series A Perpetual Preferred Stock has been given and if the Company irrevocably sets aside the funds necessary for redemption in trust for the benefit of the holders of the shares of Series A Perpetual Preferred Stock so called for redemption, then from and after the redemption date (unless the Company shall default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series A Perpetual Preferred Stock, those shares of Series A Perpetual Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a Business Day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next Business Day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next Business Day. If less than all of the outstanding Series A Perpetual Preferred Stock is to be redeemed, the Series A Perpetual Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method the Corporation shall determine.

In connection with any redemption of Series A Perpetual Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Perpetual Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as set forth above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series A Perpetual Preferred Stock to be redeemed.

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Unless full cumulative dividends on all shares of Series A Perpetual Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series A Perpetual Preferred Stock will be redeemed unless all outstanding shares of Series A Perpetual Preferred Stock are simultaneously redeemed and the Company will not purchase or otherwise acquire directly or indirectly any shares of Series A Perpetual Preferred Stock (except by exchanging it for its capital stock ranking junior to the Series A Perpetual Preferred Stock as to the payment of dividends, or the distribution of assets upon liquidation, dissolution, or winding up); provided, however, that the foregoing will not prevent the purchase or acquisition by the Company of shares of Series A Perpetual Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Perpetual Preferred Stock.

Subject to applicable law, the Company may purchase shares of Series A Perpetual Preferred Stock in the open market, by tender or by private agreement. Any shares of Series A Perpetual Preferred Stock that the Company acquires may be retired and re-classified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be reissued as any class or series of our preferred stock.

Voting Rights

On each matter on which holders of Series A Perpetual Preferred Stock are entitled to vote, each share of Series A Perpetual Preferred Stock will be entitled to one vote. In instances described below where holders of Series A Perpetual Preferred Stock vote with holders of any other class or series of our preferred stock as a single class on any matter, the Series A Perpetual Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends) represented by their respective shares.

So long as any shares of Series A Perpetual Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least 66.67% of the votes entitled to be cast by the holders of the Series A Perpetual Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting together as a class with all other series of parity preferred stock that we may issue upon which like voting rights have been conferred and are exercisable), (a) create, or increase the issued amount of, any class or series of capital stock ranking pari-passu or senior to the Series A Perpetual Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) unless redeeming all Series A Perpetual Preferred Stock in connection with such action, amend, alter, repeal or replace our certificate of incorporation, including by way of a merger, consolidation or otherwise in which we may or may not be the surviving entity, so as to materially and adversely affect and deprive holders of Series A Perpetual Preferred Stock of any right, preference, privilege or voting power of the Series A Perpetual Preferred Stock (each, an “Event”). An increase in the amount of the authorized preferred stock, including the Series A Perpetual Preferred Stock, or the creation or issuance of any other series of preferred stock that we may issue, or any increase in the amount of authorized shares of such series, in each case either (a) bearing interest at an annual percentage rate that is less than [*]% or (b) ranking junior to the Series A Perpetual Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed an Event and will not require us to obtain 66.67% of the votes entitled to be cast by the holders of the Series A Perpetual Preferred Stock and all such other similarly affected series, outstanding at the time (voting together as a class).¶

Information Rights

During any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Perpetual Preferred Stock are outstanding, the Company will use its best efforts to:

•	make available on the Company’s corporate investor webpage, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if it were subject thereto (other than any exhibits that would have been required); and

•	promptly, upon request, supply copies of such reports to any holders of Series A Perpetual Preferred Stock.

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The Company will use its best efforts to mail (or otherwise provide) the information to the holders of the Series A Perpetual Preferred Stock within fifteen (15) days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the Commission, if the Company were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which the Company would be required to file such periodic reports if it were a “non-accelerated filer” within the meaning of the Exchange Act.

No Preemptive Rights

No holders of the Series A Perpetual Preferred Stock will, as holders of Series A Perpetual Preferred Stock, have any preemptive rights to purchase or subscribe for our Common Stock or any other security.

Book-Entry Procedures

DTC acts as securities depository for our outstanding Series A Perpetual Preferred Stock. With respect to the Series A Perpetual Preferred Stock offered hereunder, we will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of shares of Series A Perpetual Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the shares of Series A Perpetual Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series A Perpetual Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in shares of the Series A Perpetual Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series A Perpetual Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriters, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase shares of Series A Perpetual Preferred Stock within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Series A Perpetual Preferred Stock on DTC’s records. You will be considered to be the “beneficial owner” of the Series A Perpetual Preferred Stock. Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts shares of Series A Perpetual Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series A Perpetual Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

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We understand that, under DTC’s existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security, such as you, desires to take any action that a holder is entitled to take under our Amended and Restated Certificate of Incorporation (including the Certificate of Designations designating the Series A Perpetual Preferred Stock), DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Series A Perpetual Preferred Stock will be sent to Cede & Co. If less than all of the outstanding shares of Series A Perpetual Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of shares of Series A Perpetual Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the shares of Series A Perpetual Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the shares of Series A Perpetual Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series A Perpetual Preferred Stock are made directly to DTC’s nominee (or its successor, if applicable). DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series A Perpetual Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series A Perpetual Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series A Perpetual Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within ninety (90) days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series A Perpetual Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the Series A Perpetual Preferred Stock will be made in immediately available funds. Secondary market trading among DTC’s participants occurs in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes material U.S. federal income tax considerations that may be applicable to “U.S. holders” and “non-U.S. holders” (each as defined below) with respect to the initial purchase, ownership and disposition of the Series A Perpetual Preferred Stock offered by this prospectus. This discussion only opines on “material” U.S. federal income tax considerations. As described in SEC Staff Legal Bulletin No. 19, “[i]nformation is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” This discussion only applies to purchasers who purchase and hold the Series A Perpetual Preferred Stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to each purchaser or holder of the Series A Perpetual Preferred Stock in light of his, her, or its particular circumstances.

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This discussion is based upon provisions of the Code, U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income taxation (such as the alternative minimum tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to a purchaser or holder of the Series A Perpetual Preferred Stock in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a purchaser or a holder of the Series A Perpetual Preferred Stock who is subject to special treatment under U.S. federal income tax laws (including, a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, a tax-exempt entity, pension or other employee benefit plans, financial institutions or broker-dealers, persons holding the Series A Perpetual Preferred Stock as part of a hedging or conversion transaction or straddle, a person subject to the alternative minimum tax, an insurance company, former U.S. citizens or former long-term U.S. residents). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Series A Perpetual Preferred Stock, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the Series A Perpetual Preferred Stock, you should consult your tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of the Series A Perpetual Preferred Stock.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the Series A Perpetual Preferred Stock, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

Subject to the qualifications set forth above, the following discussion summarizes material U.S. federal income tax considerations that may relate to the purchase, ownership and disposition of the Series A Perpetual Preferred Stock by “U.S. holders.” You are a “U.S. holder” if you are a beneficial owner of Series A Perpetual Preferred Stock and you are for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Distributions in General

If distributions are made with respect to the Series A Perpetual Preferred Stock, such distributions will be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds such earnings and profits will first be applied to reduce a U.S. holder’s tax basis in the Series A Perpetual Preferred Stock on a share-by-share basis, and the excess will be treated as gain from the disposition of the Series A Perpetual Preferred Stock, the tax treatment of which is discussed below under “Material U.S. Federal Income Tax Considerations – U.S. Holders: Disposition of Series A Perpetual Preferred Stock, Including Redemptions.”

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Under current law, dividends received by individual holders of the Series A Perpetual Preferred Stock will be subject to a reduced maximum tax rate of 20% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. Individual shareholders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Dividends received by corporate shareholders generally will be eligible for the dividends-received deduction. Each domestic corporate holder of the Series A Perpetual Preferred Stock is urged to consult with its tax advisors with respect to the eligibility for and the amount of any dividends received deduction and the application of Code Section 1059 to any dividends it may receive on the Series A Perpetual Preferred Stock.

We may not have sufficient current earnings and profits during future fiscal years for the distributions on the Series A Perpetual Preferred Stock to qualify as dividends for U.S. federal income tax purposes. If the distributions fail to qualify as dividends, U.S. holders would be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.” However, in this scenario, to the extent the U.S. holder has adequate tax basis remaining in its Series A Perpetual Preferred Stock, any distributions should be treated as a tax-free return of capital. Thus, to extent we do not have adequate earnings in the next three fiscal years, we would anticipate all distributions from the Sinking Fund Reserve would be treated as a tax-free return of capital for U.S. holders.

Constructive Distributions on Series A Perpetual Preferred Stock

A distribution by a corporation of its stock may be deemed made with respect to its preferred stock in certain circumstances, even when no distribution of cash or property occurs, and such a deemed distribution is treated as a distribution of property to which Section 301 of the Code applies. If a corporation issues preferred stock that may be redeemed at a price higher than its issue price, the excess (a “redemption premium”) is treated under certain circumstances as a constructive distribution (or series of constructive distributions) of additional preferred stock. The constructive distribution of property equal to the redemption premium would accrue without regard to the holder’s method of accounting for U.S. federal income tax purposes at a constant yield determined under principles similar to the determination of original issue discount (“OID”) pursuant to Treasury regulations under Sections 1271 through 1275 of the Code (the “OID Rules”). The constructive distributions of property would be treated for U.S. federal income tax purposes as actual distributions of the Series A Perpetual Preferred Stock that would constitute a dividend, return of capital or capital gain to the holder of the stock in the same manner as cash distributions described under “Material U.S. Federal Income Tax Considerations - U.S. Holders: Distributions in General.” The application of principles similar to those applicable to debt instruments with OID to a redemption premium for the Series A Perpetual Preferred Stock is uncertain.

We believe two features of the Series A Perpetual Preferred Stock could result in constructive distributions to U.S holders.

We have the right to call the Series A Perpetual Preferred Stock for redemption on or after September 15, 2023 (the “call option”), and have the option to redeem the Series A Perpetual Preferred Stock upon any Change of Control (the “contingent call option”). The stated redemption price of the Series A Perpetual Preferred Stock upon any redemption pursuant to our call option or contingent call option is equal to $25.00 per share, plus any accrued and unpaid dividends and is payable in cash.

If the redemption price of the Series A Perpetual Preferred Stock exceeds the issue price of the Series A Perpetual Preferred Stock upon any redemption pursuant to our call option or contingent call option, the excess will be treated as a redemption premium that may result in certain circumstances in a constructive distribution or series of constructive distributions to U.S. holders of additional Series A Perpetual Preferred Stock. Treas. Reg. § 1.305-5(b). Assuming that the issue price of the Series A Perpetual Preferred Stock is determined under principles similar to the OID Rules, the issue price for the Series A Perpetual Preferred Stock should be the initial offering price to the public (excluding bond houses and brokers) at which a substantial amount of the Series A Perpetual Preferred Stock is sold.

A redemption premium for the Series A Perpetual Preferred Stock should not result in constructive distributions to U.S. holders of the Series A Perpetual Preferred Stock if the redemption premium is less than a de minimis amount as determined under principles similar to the OID Rules. Treas. Reg. § 1.305-5(b)(1). A redemption premium for the Series A Perpetual Preferred Stock should be considered de minimis if such premium is less than 0.0025 of the Series A Perpetual Preferred Stock’s liquidation value of $25.00 at maturity, multiplied by the number of complete years to maturity. Id. Because the determination under the OID Rules of a maturity date for the Series A Perpetual Preferred Stock is unclear; the remainder of this discussion assumes that the Series A Perpetual Preferred Stock is issued with a redemption premium greater than a de minimis amount.

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The call option should not require constructive distributions of the redemption premium, if based on all of the facts and circumstances as of the issue date, a redemption pursuant to the call option is not more likely than not to occur. The Treasury regulations provide a safe harbor for applying this test which states that an issuer’s right to redeem will not be treated as more likely than not to occur if: (i) the issuer and the holder of the stock are not related within the meaning of Section 267(b) or Section 707(b) of the Code (substituting “20%” for the phrase “50%”); (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock; and (iii) exercise of the right to redeem would not reduce the yield on the stock determined using principles applicable to the determination of OID under the OID Rules. Treas. Reg. § 1.305-5(b)(3). The fact that a redemption right is not within the safe harbor described in the preceding sentence does not mean that an issuer’s right to redeem is more likely than not to occur and the issuer’s right to redeem must still be tested under all the facts and circumstances to determine if it is more likely than not to occur.

We do not believe that a redemption pursuant to the call option should be treated as more likely than not to occur under the foregoing test. Reference is made to the applicable examples set forth in U.S. Treasury regulations which find relevant the ability of a holder to effectuate a change of majority control if the issuer fails to exercise a call option by a date certain. The limited voting rights granted to U.S. holders of the Series A Perpetual Preferred Stock operate in a meaningfully different manner because such limited rights: (1) are triggered only upon the nonpayment of eighteen monthly dividend periods; and (2) do not entitle the U.S. holders to appoint a majority of our Board of Directors. In addition, the more likely than not test is applied at the time of issuance of the Series A Perpetual Preferred Stock, thereby meaning all of the current facts and circumstances would need to show it is likely we will have the financial ability to fund the full amount of the redemption on September 15, 2023. The various risk factors described above, including historical cash flows of the Company, do not support a conclusion that we will likely have the requisite funds available to complete the redemption. Thus, the limited voting rights cannot be considered a “plan, arrangement, or agreement that effectively requires or is intended to compel” us to exercise our call option. Id. Accordingly, no U.S. holder of the Series A Perpetual Preferred Stock should be required to recognize constructive distributions of the redemption premium because of our call option.

Secondly, the Series A Perpetual Preferred Stock includes a mandatory dividend accrual feature, and any accrued but unpaid dividends are included in the liquidation preference for the Series A Perpetual Preferred Stock. As a result, under U.S. Treasury regulation section 1.305-7, each dividend accrual that goes unpaid could constitute a constructive distribution to U.S. holders depending on the tax circumstances of the particular U.S. holder. As a practical matter for most U.S. holders, absent adequate current-year or accumulated earnings for the Company, these constructive distributions will be treated as a return of capital to the extent the U.S. holder has not already received a full return of its capital. Thus, assuming the U.S. holder acquires the Series A Perpetual Preferred Stock for the list price of $25.00 per share, under the fixed dividend accrual schedule most U.S. holders would not have any so-called phantom income based on this feature for slightly more than seven- and one-half years.

Prospective holders of the Series A Perpetual Preferred Stock should consult their own tax advisors regarding the potential implications of the constructive distribution rules.

Disposition of Series A Perpetual Preferred Stock, Including Redemptions

Under Code section 302, upon any sale, exchange, redemption (except as discussed below) or other disposition of the Series A Perpetual Preferred Stock, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series A Perpetual Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Series A Perpetual Preferred Stock is longer than one year. A U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

A redemption of your Series A Perpetual Preferred Stock for cash will be treated as a sale or exchange if it (1) results in a “complete termination” of your interest in our stock, (2) is not “essentially equivalent to a dividend” with respect to you, or (3) is “substantially disproportionate” with respect to you, each within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, stock considered to be owned by you by reason of certain constructive ownership rules, as well as shares actually owned by you, must generally be taken into account. If you do not own (actually or constructively) any additional Series A Perpetual Preferred Stock or our Common Stock, or own only an insubstantial percentage of our stock, and do not participate in our control or management, a redemption of your Series A Perpetual Preferred Stock will generally qualify for sale or exchange treatment. Otherwise, the redemption may be taxable as a dividend to the extent of our current or accumulated earnings and profits as discussed above with respect to distributions generally. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular U.S. holder depends upon the facts and circumstances at the time that the determination must be made, prospective U.S. holders are advised to consult their own tax advisors regarding the tax treatment of a redemption. If a redemption of Series A Perpetual Preferred Stock is treated as an exchange, it will be taxable as described in the preceding paragraph. If a redemption is treated as a distribution, the entire amount received will be treated as a distribution and will be taxable as described under the caption “Material U.S. Federal Income Tax Considerations —U.S. Holders: Distributions in General” above.

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Additional Medicare Contribution Tax

An additional tax of 3.8% generally will be imposed on the “net investment income” of U.S. holders who meet certain requirements and are individuals, estates or certain trusts. Among other items, “net investment income” generally includes gross income from dividends and net gain attributable to the disposition of certain property, such as shares of our Series A Perpetual Preferred Stock. In the case of individuals, this tax will only apply to the lesser of (i) the individual’s “net investment income” or (ii) the excess of such individual's modified adjusted gross income over $200,000 ($250,000 for married couples filing a joint return and surviving spouses, and $125,000 for married individuals filing a separate return). U.S. holders should consult their tax advisors regarding the possible applicability of this additional tax in their particular circumstances.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply with respect to payments of dividends on the Series A Perpetual Preferred Stock and to certain payments of proceeds on the sale or other disposition of the Series A Perpetual Preferred Stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding (currently at a rate of 24%) on payments of dividends on the Series A Perpetual Preferred Stock and certain payments of proceeds on the sale or other disposition of the Series A Perpetual Preferred Stock unless the beneficial owner thereof furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service.

Non-U.S. Holders

Subject to the qualifications set forth above, the following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Series A Perpetual Preferred Stock by certain “Non-U.S. holders.” You are a “Non-U.S. holder” if you are a beneficial owner of the Series A Perpetual Preferred Stock and you are not a “U.S. holder.”

Distributions on the Series A Perpetual Preferred Stock

If distributions are made with respect to the Series A Perpetual Preferred Stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and may be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the Non-U.S. holder’s basis in the Series A Perpetual Preferred Stock and, to the extent such portion exceeds the Non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the Series A Perpetual Preferred Stock, the tax treatment of which is discussed below under “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders: Disposition of Series A Perpetual Preferred Stock, Including Redemptions.” In addition, if we are a U.S. real property holding corporation, i.e. a “USRPHC,” and any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either by treating the entire distribution as a dividend, subject to the withholding rules in the following paragraph (and withhold at a minimum rate of 30% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC), or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, subject to the withholding rules in the following paragraph, with the excess portion of the distribution subject to withholding at a rate of 15% or such lower rate as may be specified by an applicable income tax treaty as if such excess were the result of a sale of shares in a USRPHC (discussed below under “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders: Disposition of Series A Perpetual Preferred Stock, Including Redemptions”), with a credit generally allowed against the Non-U.S. holder’s U.S. federal income tax liability in an amount equal to the amount withheld from such excess.

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Disposition of Series A Perpetual Preferred Stock, Including Redemptions

Any gain realized by a Non-U.S. holder on the disposition of the Series A Perpetual Preferred Stock will not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States);

•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•	we are or have been a USRPHC for U.S. federal income tax purposes, as such term is defined in Section 897(c) of the Code, and such Non-U.S. holder owned directly or pursuant to attribution rules at any time during the five-year period ending on the date of disposition more than 5% of the Series A Perpetual Preferred Stock. This assumes that the Series A Perpetual Preferred Stock is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code.

A Non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular U.S. federal income tax rates in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, and if it is a corporation, may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (or at such reduced rate as may be provided by an applicable treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. A Non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular U.S. federal income tax rates with respect to the gain recognized in the same manner as if the Non-U.S. holder were a United States person as defined under the Code. If a Non-U.S. holder is subject to U.S. federal income tax on any sale, exchange, redemption (except as discussed below), or other disposition of the Series A Perpetual Preferred Stock, such a Non-U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the Non-U.S. holder and the Non-U.S. holder’s adjusted tax basis in the Series A Perpetual Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the Non-U.S. holder’s holding period for the Series A Perpetual Preferred Stock is longer than one year. A Non-U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers. The receipt of any redemption proceeds attributable to any accrued but unpaid dividends on the Series A Perpetual Preferred Stock generally will be subject to the rules discussed above in “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders: Distributions on the Series A Perpetual Preferred Stock.” A payment made in redemption of the Series A Perpetual Preferred Stock may be treated as a dividend, rather than as payment in exchange for the Series A Perpetual Preferred Stock, in the same circumstances discussed above under “Material U.S. Federal Income Tax Considerations — U.S. Holders: Disposition of Series A Perpetual Preferred Stock, Including Redemptions.” Each Non-U.S. holder of the Series A Perpetual Preferred Stock should consult its own tax advisors to determine whether a payment made in redemption of the Series A Perpetual Preferred Stock will be treated as a dividend or as payment in exchange for the Series A Perpetual Preferred Stock.

Information reporting and backup withholding

We must report annually to the Internal Revenue Service and to each Non-U.S. holder the amount of dividends paid to such Non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty. A Non-U.S. holder will not be subject to backup withholding on dividends paid to such Non-U.S. holder as long as such Non-U.S. holder certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. holder is a United States person as defined under the Code), or such Non-U.S. holder otherwise establishes an exemption. Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from a sale or other disposition of the Series A Perpetual Preferred Stock unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption. U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

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Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code (provisions which are commonly referred to as “FATCA”), generally impose a 30% withholding tax on dividends on Series A Perpetual Preferred Stock paid on or after July 1, 2014, and the gross proceeds of a sale or other disposition of Series A Perpetual Preferred Stock paid on or after January 1, 2019, to: (i) a foreign financial institution (as that term is defined in Section 1471(d)(4) of the Code) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are foreign entities that have U.S. owners) and satisfies other requirements; and (ii) specified other foreign entities unless such an entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity satisfies other specified requirements. Non-U.S. holders should consult their own tax advisors regarding the application of FATCA to them and whether it may be relevant to their purchase, ownership and disposition of Series A Perpetual Preferred Stock.

UNDERWRITING

We are offering the Series A Perpetual Preferred Stock described in this prospectus through the underwriter named below. Ladenburg Thalmann & Co. Inc. is acting as the representative of the underwriters in this offering. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase the number of our securities set forth opposite its name below.

Underwriter	Number of Shares
Ladenburg Thalmann & Co. Inc.
Total

A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is part.

We have been advised by the underwriter that it proposes to offer the Series A Perpetual Preferred Stock directly to the public at the public offering price set forth on the cover page of this prospectus. Any securities sold by the underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of $ per share.

The underwriting agreement provides that the underwriter’s obligation to purchase the securities we are offering is subject to conditions contained in the underwriting agreement.

No action has been taken by us or the underwriter that would permit a public offering of the Series A Perpetual Preferred Stock in any jurisdiction outside the United States where action for that purpose is required, including Canada. None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the securities offering hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of securities and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the securities in any jurisdiction where that would not be permitted or legal. No sales of our securities under this prospectus will be made to a resident of Canada.

The underwriter has advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

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Underwriting Discount and Expenses

The following table summarizes the underwriting discount and commission to be paid to the underwriter by us.

	Per Share (1)	Total	Total with Full Exercise of Overallotment
Public offering price	$25.00	$	$
Underwriting discount to be paid to the underwriter by us (8.0%) (2)(3)	$2.00	$	$
Proceeds to us (before expenses)	$23.00	$	$

(1)	The public offering price and underwriting discount corresponds, in respect of the Series A Perpetual Preferred Stock a public offering price per share of common stock of $25.00 ($23.00 net of the underwriting discount).

(2)	We have also agreed to (i) pay the underwriter a management fee of 1.0% of the gross proceeds from the offering and (ii) reimburse the accountable expenses of the underwriter, including legal fees, in this offering, up to a maximum of $105,000

(3)	We have granted a 45-day option to the underwriter to purchase up to additional shares of Series A Perpetual Preferred Stock at the assumed public offering price set forth above less the underwriting discounts and commissions solely to cover over-allotments, if any.

We estimate the total expenses payable by us for this offering to be approximately $[*], which amount includes (i) the underwriting discount of $ (assuming no exercise of the overallotment option) and (ii) reimbursement of the accountable expenses of the underwriter, including the legal fees of the underwriter and (iii) other estimated company expenses of approximately $[*] which includes legal accounting printing costs and various fees associated with the registration and listing of the shares.

The securities we are offering are being offered by the underwriter subject to certain conditions specified in the underwriting agreement.

Over-allotment Option

We have granted to the underwriter an option exercisable not later than 45 days after the date of this prospectus to purchase up to a number of additional shares of Series A Perpetual Preferred Stock equal to 15.0% of the number of shares of Series A Perpetual Preferred Stock sold in the offering less the underwriting discounts and commissions. The underwriters may exercise the option solely to cover overallotments, if any, made in connection with this offering. If any additional shares of Series A Perpetual Preferred Stock are purchased, the underwriters will offer these shares on the same terms as those on which the other securities are being offered.

Right of First Refusal

Upon completion of this offering, in certain circumstances, we have granted the representative a right of first refusal to act as lead bookrunner or underwriter in connection with any subsequent public or private offering of equity securities or other capital markets financing by us. This right of first refusal extends until November 13, 2021. The terms of any such engagement of the representative will be determined by separate agreement.

Lock-Up Agreements

Pursuant to the underwriting agreement, we have agreed, for a period of 90 days from the closing date of this offering, that we will not, subject to specified exempt issuances, offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or preferred stock or any securities convertible into or exercisable or exchangeable for common stock or preferred stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise; or (iii) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

The representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

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Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company LLC.

Stabilization, Short Positions and Penalty Bids

The underwriter may engage in syndicate covering transactions stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

•	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions, and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriter also may engage in passive market making transactions in our common stock in accordance with Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we, nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transactions, once commenced will not be discontinued without notice.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including certain liabilities arising under the Securities Act or to contribute to payments that the underwriter may be required to make for these liabilities.

Trading Market

We will apply to have our Series A Perpetual Preferred Stock listed on the Nasdaq Capital Market under the symbol “AUVIP.” There is no assurance that the Series A Perpetual Preferred Stock will be approved for listing.

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EXPERTS

The consolidated financial statements Applied UV, Inc., and subsidiaries incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of Adeptus Partners LLC, an independent registered public accounting firm, as set forth in their report thereon, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Carmel, Milazzo & Feil LLP, New York, New York. Carmel, Milazzo & Feil LLP owns 161,794 shares of the Company’s Common Stock. Ellenoff Grossman & Schole LLP, New York, New York, is acting as counsel for the underwriter with respect to the offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the securities that we are offering under this prospectus. It is important for you to read and consider all of the information contained in the registration statement and you should refer to our registration statement and its exhibits for further information.

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our annual report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC on March 30, 2021 as amended by the Form 10-K/A, filed with the SEC on April 26, 2021, our Current Report on Form 8-K, filed with the SEC on February 11, 2021 as amended by the Current Report on Form 8-K/A, filed with the SEC on April 20, 2021 and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, until all of the securities are sold.

Any statement contained in a document filed before the date of this prospectus and incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any information that we file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering described herein will automatically update and supersede the information contained in this prospectus. Notwithstanding the foregoing, we are not incorporating any document or portion thereof or information deemed to have been furnished and not filed in accordance with SEC rule.

We will provide you with a copy of any or all of the information that has been incorporated by reference in this prospectus, without charge, upon written or oral request directed to Applied UV, Inc., 150 N. Macquesten Parkway, Mount Vernon, NY 10550, telephone number (914) 665-6100. You may also access the documents incorporated by reference as described under “Where You Can Find More Information.”

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Through and including _________, 2021, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Series A Perpetual Preferred Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares of

[*] Series A Cumulative Perpetual Preferred Stock

PROSPECTUS

Ladenburg Thalmann

_________, 2021

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Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than the underwriter’s discount and commissions and expenses, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA filing.

Amount
Securities and Exchange Commission registration fee	$
FINRA filing fee
NASDAQ listing fee
Accountants’ fees and expenses
Legal fees and expenses
Printing and engraving expenses
Miscellaneous
Total expenses	$

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Company Law of the State of Delaware (“DGCL”) permits a Company to eliminate the personal liability of directors of a Company to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a Company has the power to indemnify a director, officer, employee, or agent of the Company, or a person serving at the request of the Company for another Company, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the Company, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation provides that we will indemnify to the fullest extent permitted from time to time by the DGCL or any other applicable laws as presently or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Company, by reason of his acting as a director or officer of the Company or any of its subsidiaries (and the Company, in the discretion of the Board of Directors, may so indemnify a person by reason of the fact that he is or was an employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company in any other capacity for or on behalf of the Company) against any liability or expense actually and reasonably incurred by such person in respect thereof; provided, however, the Company shall be required to indemnify an officer or director in connection with an action, suit or proceeding (or part thereof) initiated by such person only if (i) such action, suit or proceeding (or part thereof) was authorized by the Board of Directors and (ii) the indemnification does not relate to any liability arising under Section 16(b) of the Exchange Act, as amended, or any rules or regulations promulgated thereunder. Such indemnification is not exclusive of any other right to indemnification provided by law or otherwise.

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If a claim is not paid in full by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the By-laws of the Company has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board of Directors, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Indemnification shall include payment by the Company of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

In any underwriting agreement we enter into in connection with the sale of Series A Perpetual Preferred Stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.*

Set forth below is information regarding shares of Common Stock issued by us since the Company’s inception on February 26, 2019.

(a) Issuance of Capital Stock.

On March 26, 2019 the Company issued 201,250 shares to accredited investors in exchange for 100% of the issued and outstanding Common Stock of SteriLumen, Inc.

On March 27, 2019 the Company issued 1,800,000 shares of Common Stock and 2,000 shares of Super Voting Preferred Stock to an accredited investor in exchange for 100% of the issued and outstanding Series A preferred stock of SteriLumen, Inc.

On July 1, 2019, the Company issued 3,000,000 shares of Common Stock to an accredited investor in exchange for all 100% of the equity interest in MunnWorks, LLC.

On May 12, 2020, the Company issued 50,518 shares of Common Stock to Carmel, Milazzo & Feil LLP as part of compensation for legal services.

On June 10, 2020, the Company issued 51,548 shares of Common Stock to Carmel, Milazzo & Feil LLP as part of compensation for legal services.

Only July 9, 2020, the Company issued 40,000 unvested shares of Common Stock in the aggregate to four newly elected directors. The shares will evenly vest on an annual basis over a period of four (4) years. Currently, 10,000 shares have vested.

On July 9, 2020, the Company issued 37,500 shares of unvested Common Stock to its non-employee directors, which vested on January 1, 2021.

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On July 9, 2020, the Company issued 10,000 unvested shares of Common Stock to the Chairman of the Board. The shares vested on January 1, 2021.

On July 9, 2020, Company issued 15,000 unvested shares of Common Stock in the aggregate to the Chairman of the Audit Committee, the Chairman of the Nominating and Corporate Governance Committee and the Chairman the Compensation Committee. The shares vested on January 1, 2021.

On January 1, 2021 the Company issued in the aggregate 62,500 unvested shares of its Common Stock to its independent directors, which vest on January 1, 2022.

On January 14, 2021 the Company issued 3,320 shares of its Common Stock pursuant to the exercise of a common stock purchase warrant.

On January 25, 2021, the Company issued 3,000 shares of its Common Stock to a consultant as payment for services.

On February 8, the Company issued 1,375,000 shares of its Common Stock to the members of Akida Holdings LLC and one of its former employees in connection with the purchase of substantially all of the assets of Akida Holdings LLC.

On March 5, 2021 the Company issued 185 shares of its Common Stock pursuant to the exercise of a common stock purchase warrant.

On March 12, 2021 the Company issued 13,630 shares of its Common Stock pursuant to the exercise of a common stock purchase warrant.

The issuance of the capital stock listed above was deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipient of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

(b) Warrants.

On April 1, 2020, the Company issued to Max Munn a warrant to purchase 80,000 shares of the Company’s Common Stock at a per share exercise price equal to $5.00 and the per share market value of the Company’s Common Stock on March 31, 2020.

June 1, 2020, the Company issued two warrants to purchase 5,000 shares of its Common Stock in aggregate, each at a $1.00 per share exercise price.

On September 2, 2020 the Company issued warrants to purchase 80,000 shares of its Common Stock to and at the direction of the underwriter of its initial public offering.

On November 13, 2020 the Company issued warrants to purchase 70,095 shares of its Common Stock to the underwriter of its public offering.

The issuance of the warrant listed above was deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipient of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

(c) Option Grants.

On April 1, 2020, the Company issued 2,000 options (of which 1,250 have been cancelled) to its Board of Directors at an exercise price equal to the greater of $2.50 per share and the per share market value of the Company’s Common Stock on the date of the grant. The options are subject to equal quarterly vesting over a one-year period. On July 1, 2020 we issued an additional 1,000 options to certain Board members. On July 9, 2020, the Board cancelled any further issuance of these quarterly options. 1,750 of these options remain outstanding of which 1,500 are vested.

On July 9, 2020, the Company issued options to purchase in aggregate 10,000 shares of restricted Common Stock to the members of the Medical Advisory Board at an exercise price of $5.00 per share.

The option described above were deemed exempt from registration in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipients of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

(d) Issuance of Notes.

The Company has not issued any notes.

* All Common Stock share numbers have been adjusted to reflect a 1 for 5 reverse stock split effected by the Company on June 17, 2020.

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Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

(b) Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the financial statements and the related notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(5) That for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mount Vernon, State of New York on the [*]  day of April, 2021.

APPLIED UV, INC.

By:
Keyoumars Saeed
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity in Which Signed	Date

	Chief Executive Officer and Chairman (Principal Executive officer)	, 2021
Keyoumars Saeed

	President and Director	, 2021
Max Munn

	Chief Financial Officer (Principal Financial and Accounting officer)	, 2021
Michael Riccio

	Chairman of the Board	, 2021
Joel Kantor

, 2021
Director
Dr. Eugen Bauer

	Director	, 2021
Dr. Alastair Clemow

	Director	, 2021
Dr. Dallas Hack

	Director	,2021
Eugene Burleson

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EXHIBIT INDEX

1.1*	Underwriting Agreement.
3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.2	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.3	Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.4	Certificate of Designation, Preferences and Rights of Series A Preferred Stock (incorporated by reference to Exhibit 3.4 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.5	Certificate of Amendment of Certificate of Incorporation filed on June 17, 2020 (incorporated by reference to Exhibit 3.5 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.6	Certificate of Amendment of Certificate of Incorporation filed on June 23, 2020 (incorporated by reference to Exhibit 3.6 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.7	Certificate of Amendment of Certificate of Incorporation filed July 14, 2020 (incorporated by reference to Exhibit 3.7 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.8*	Certificate of Amendment to Amended and Restated Certificate of Incorporation.
3.9*	Certificate of Designation, Preferences and Rights of [*] Series A Cumulative Perpetual Preferred Stock.
4.1*	Form of Underwriter Warrant.
5.1*	Opinion of Counsel to the Registrant.
10.1	Exchange Agreement, dated March 26, 2019 among the Registrant, SteriLumen, Inc. and each of the stockholders of SteriLumen, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.2	Exchange Agreement, dated March 27, 2019 among the Registrant, SteriLumen, Inc. and Laurie Munn (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.3	Exchange Agreement, dated July 1, 2019 among the Registrant, Munn Works, LLC and Laurie Munn (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.4	Warrant, dated April 1, 2020 issued to Max Munn (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.5	The Registrant’s 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-1 (333-239892) filed with the SEC as of July 16, 2020).
10.6	Form of Option Agreement and Grant issued under February 18, 2020 Board Approval (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.7	Agreement, dated April 20, 2020 between Icahn School of Medicine at Mount Sinai and SteriLumen, Inc. (incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.8	Employment Agreement, dated June 30, 2020 between the Registrant and Keyoumars Saeed (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-1 (File no. 333-239892) filed with the SEC as of July 16, 2020).
10.9	Employment Agreement, dated June 30, 2020 between the Registrant and James L. Doyle III (incorporated by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.10	Common Stock Purchase Warrant, dated July 1, 2020 (incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.11	Common Stock Purchase Warrant, dated July 1, 2020 (incorporated by reference to Exhibit 10.11 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.12	Form of Option issued to Medical Advisory Board members (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.13	Asset Purchase Agreement, dated as of February 8, 2021, by and among Applied UV, Inc., SteriLumen, Inc., Akida Holdings LLC, and members of Akida Holdings, LLC. (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed with the SEC as of February 11, 2021).
10.14*	Contract Manufacturing Agreement, dated as of January 1, 2021, by and between KES Science & Technology, Inc. and Akida Holdings LLC.
10.15*	Intellectual Property Assignment and License Agreement, dated as of January 1, 2021, by and among KES Science & Technology, Inc., KES Air Technologies, LLC and Akida Holdings LLC.
10.16*	Management Services Agreement, dated as of January 1, 2021, by and between KES Science & Technology, Inc. and Akida Holdings LLC.
10.17	Employment Offer to Michael Riccio (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC as of April 20, 2021).
21.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
23.1*	Consent of Adeptus Partners LLC, dated [*], 2021.
23.2*	Consent of Counsel to the Registrant (included in Exhibit 5.1).
24.1*	Power of Attorney.

*To be filed by an amendment to this registration statement.

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